UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

inSilicon Corporation
(Name of Subject Company)

inSilicon Corporation
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

45769H108
(CUSIP Number of Class of Securities)

Barry A. Hoberman
President and Chief Executive Officer
inSilicon Corporation
411 East Plumeria Drive
San Jose, California 95134
Phone: (408) 894-1900
(Name, address, and telephone numbers of person authorized to receive notices and communications  on behalf of the persons filing statement)

With copies to:

Keith Flaum, Esq.
Jane Ross, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306 (650) 843-5000

Henry Lesser, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301 (650) 833-2000

Brian Fenske, Esq.
Gray Cary Ware & Freidenrich, LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-7000 (512) 457-7000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

The name of the subject company is inSilicon Corporation, a Delaware corporation (“inSilicon” or the “Company”). The address of the principal executive office of inSilicon is 411 East Plumeria Drive, San Jose, California 95134, and its telephone number is (408) 894-1900.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common stock, par value $.001 per share (the “Shares”). As of July 19, 2002, there were 15,196,923 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person of this Statement is the subject company, inSilicon. The business address and telephone number of inSilicon are as set forth in Item 1 above.

This Statement relates to the tender offer (the “Offer”) by Ferrite Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase all outstanding Shares at a purchase price of $4.05 per Share, net to the seller in cash, without interest thereon (the “Offer Price”). Purchaser is a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO, dated August 6, 2002 (the “Schedule TO”), which was filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2002.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 2002 (the “Merger Agreement”) by and among Synopsys, Purchaser and inSilicon. The Merger Agreement provides that, among other things, following consummation of the Offer and no more than two business days following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into inSilicon (the “Merger”) with inSilicon continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of inSilicon or owned by any subsidiary of inSilicon or by Synopsys, or by Purchaser or any other wholly-owned subsidiary of Synopsys, or by stockholders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, without interest, which will be the same as the Offer Price. The Merger Agreement was filed with the SEC on July 24, 2002 as an exhibit to the Company’s Current Report on Form 8-K and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement and as a condition and inducement to Purchaser’s and Synopsys’ willingness to enter into the Merger Agreement, Synopsys and Phoenix Technologies Ltd., a Delaware corporation (“Phoenix”) and owner of approximately 69% of the outstanding Shares as of July 23, 2002, (or, approximately 58% of the Shares required to be tendered to meet the minimum condition to the completion of the Offer set forth in the Merger Agreement), entered into a Tender and Voting Agreement (the “Phoenix Tender Agreement”), and each director and executive officer of inSilicon entered into a Tender and Voting Agreement (collectively, the “Individual Tender Agreements,” and together with the Phoenix Tender Agreement, the “Tender Agreements”) with Synopsys. Under the terms of the Tender Agreements, Phoenix and each such director and officer has, among other things, subject to the conditions set forth therein, (i) agreed to tender all of the Shares beneficially owned by each of them in the Offer, (ii) agreed to vote all Shares beneficially owned by each of them in favor of the Merger and the Merger Agreement and against any competitive takeover proposal, and (iii) granted a proxy to Synopsys with regard to each of their respective Shares. The Phoenix Tender Agreement and the form of Individual Tender Agreement were filed with the SEC on July 24, 2002 as exhibits to the Company’s Current Report on Form 8-K and are incorporated herein by reference in their entirety.

The following table identifies each director and executive officer who entered into an Individual Tender Agreement and the number of Shares covered by such agreement:

Stockholder	Total Shares (1)
Raymond J. Farnham (2)	30,500
E. Thomas Hart (2)	27,500
Barry A. Hoberman (2)(3)	475,000
Joseph E. Hustein (3)	121,540
Albert E. Sisto (2)	27,500

Total:	682,040

(1)
Represents Shares owned by the named individual, as well as Shares subject to issuance upon the exercise of options held by such person. The aggregate outstanding Shares owned by the identified individuals (including Shares subject to issuance upon the exercise of options) as of July 23, 2002, the date the Tender Agreements were executed, represented approximately 4% of inSilicon’s outstanding Shares. Excluding Shares subject to issuance upon the exercise of options, the aggregate number of Shares held by the named individuals is 8,916, less than 1% of the outstanding Shares.

(2)	Director
(3)	Executive Officer

The Schedule TO states that the principal executive offices of the Purchaser are located at 700 East Middlefield Road, Mountain View, California, 94043.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

In considering the recommendation of the special committee of the inSilicon Board of Directors (the “Special Committee”) and the recommendation of inSilicon’s Board of Directors (the “Board”) with respect to the Offer and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that the executive officers and directors of the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4. “The Solicitation or Recommendation – Background of the Offer and the Merger.”

Allocation of Consideration to Phoenix

As of the date of the Merger Agreement, Phoenix owned 10,450,010 Shares. If sold at the Offer Price, Phoenix will receive $42,322,540. Mr. Albert E. Sisto, Chairman of the Board of inSilicon, is also President, Chief Executive Officer and Chairman of the Board of Phoenix.

Allocation of Consideration among Executive Officers and Directors

The table below sets forth information for each director and executive officer of the Company who will be entitled to receive cash payments in connection with the Offer or the Merger with respect to the Shares and options to purchase Shares held by such individual. In addition, under the Merger Agreement, upon consummation of the Offer, Synopsys will assume all options with an exercise price equal to or lower than the Offer Price. All other options will become fully vested and exercisable and, to the extent not exercised, will terminate as of the Effective Time. Except as set forth in the table below, no director or executive officer of the

Company is entitled to receive any cash compensation in connection with the Offer or the Merger for Shares owned or options to purchase Shares held.

Name	Shares	Number of Vested, In-The- Money Options	Dollar Amount for Options (1)	Total Cash Consideration
Barry A. Hoberman, President and Chief Executive Officer and Director	0	150,248	$203,635	$203,635
Joseph E. Hustein, Vice President, General Counsel and Corporate Secretary	5,914	8,126	$13,920	$37,872	(2)
Albert E. Sisto, Chairman of the Board	0	0	0	0
E. Thomas Hart, Director	0	0	0	0
Raymond J. Farnham, Director	3,000	0	0	$12,150

(1)
Assumes (i) that all options that are and will be exercisable within 60 days from June 30, 2002, and having an exercise price that is less than the Offer Price, will be exercised, and (ii) the underlying Shares are tendered in the Offer. However, since Synopsys is assuming all options with an exercise price that is equal to or less than the Offer Price that remain outstanding as of the Effective Time, there can be no assurances that such options will be exercised. Amount represents the Offer Price less the exercise price of the options.

(2)
Mr. Hustein is a participant in the Company’s Employee Stock Purchase Plan (the “ESPP”), and will have contributed, as of September 4, 2002, approximately $2,063 (the “Contribution”) to the ESPP in the current Purchase Period (as defined in the ESPP). Pursuant to the terms of the Merger Agreement, the Board will shorten the current Purchase Period as of a date prior to the Effective Time. At the close of such Purchase Period, Mr. Hustein may use his Contribution to purchase that number of Shares equal to the Contribution divided by the purchase price under the ESPP. The purchase price at which each Share may be acquired pursuant to the ESPP will be eighty-five percent (85%) of the lesser of (a) the fair market value of a Share on the participant’s entry date of the Offering Period (as defined in the ESPP), or (b) the fair market value of a Share on the date of purchase. Assuming the Purchase Period closes on September 4, 2002, in addition to the above-listed Total Cash Consideration, the Company estimates that Mr. Hustein will receive the additional amount of approximately $2,526 as a result of the Shares purchased through the ESPP.

Employment, Severance and Change Of Control Agreements

The Company understands that, as of the date hereof, no agreement or understanding has been reached between Synopsys and any executive officer to the effect that such executive officer would have any role with the Company after the consummation of the transaction. However, discussions may occur in the future.

The Company has severance agreements with Mr. Hoberman, dated April 1, 2002, and Mr. Hustein, dated September 29, 2000. Each of these agreements is summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, which were filed with the SEC as exhibits to the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2002 and are incorporated herein by reference. The severance agreements provide for initial levels of base compensation, bonus, and benefits upon termination. The base levels of compensation are as follows: Mr. Hoberman, $250,000 and Mr. Hustein, $165,000. The agreements also provide for the continued payment of salary for 12 months (in the case of Mr. Hoberman), and six months (in the case of Mr. Hustein) with continued option vesting during such period, and a pro-rated portion of the executives’ target bonus if the executives’ employment is terminated under certain circumstances as described in the severance agreements. Benefits provided under the severance agreements include participation in an executive bonus plan and company-paid post-termination health insurance. Mr. Hoberman’s agreement also provides for the full vesting of 50% of all unvested options as of the date of execution of a definitive agreement regarding a change in control (the Merger Agreement constituted such an agreement). In addition, if Mr. Hoberman’s employment is terminated under certain circumstances described in the severance agreement within 13 months after the change in control, then his remaining unvested options shall become fully vested. If a number of Shares that, taken together with the Shares owned by Synopsys or Purchaser (if any) represents at least a majority of the outstanding Shares, calculated on a fully diluted basis, including the Shares issued or issuable upon the exchange of shares of Exchangeable Preferred Stock of inSilicon Canada Ltd. and Shares issuable upon the exercise of all then outstanding options to purchase shares, other than options with an exercise price that is greater than the Offer Price, are validly tendered and not withdrawn under the Offer (the “Minimum Condition”), then the acceptance for payment of the Shares that have been tendered under the Offer will constitute a change in control for the purposes of Mr. Hoberman’s severance agreement.

Stock Option Plans

The Company’s directors and executive officers have been granted options under the Company’s stock option plans. Under such plans, in the event of a “change of control” of inSilicon the acquiring or successor corporation may assume or substitute the outstanding options granted under the Company’s stock option plan and, if it does not do so, any then-unexercised options will become fully vested and exercisable and then terminate prior to the change of control. Under the Merger Agreement, upon consummation of the Offer, Synopsys will assume all options with an exercise price equal to or less than the Offer Price and all other options will become fully vested and exercisable and, to the extent not exercised, will terminate as of the Effective Time. Each option that is assumed by Synopsys will remain subject to the same terms and conditions that were previously applicable to it, except that it will become an option to acquire shares of Synopsys equal to the number of Shares subject to such option multiplied by the Exchange Ratio and at an exercise price equal to the exercise price of the option divided by the Exchange Ratio. The “Exchange Ratio” will be equal to the Offer Price divided by the average of the trading prices of Synopsys stock over the five trading days immediately prior to the Effective Time. For further information, see “Allocation of Consideration among Executive Officers and Directors” above.

In addition, under the Merger Agreement, the Company must cause any of the purchase periods in progress under the ESPP to be shortened to a date which is prior to the Effective Time of the Merger. Each Share purchased under the shortened purchase periods shall be automatically converted into a right to receive cash equal to the Offer Price. The ESPP shall be terminated immediately after such purchase and prior to the Effective Time. For further information, see “Allocation of Consideration among Executive Officers and Directors” above.

The Merger Agreement

A summary of certain material provisions of the Merger Agreement is included under the caption “Purpose of the Offer; Plans for inSilicon; The Merger Agreement; The Tender and Voting Agreements” in the Offer to Purchase attached as Exhibit (a)(1) to this Statement and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which was filed with the SEC on July 24, 2002 as an exhibit to the Company’s Current Report on Form 8-K and is incorporated herein by reference.

Tender Agreements

A summary of certain material provisions of the Phoenix Tender Agreement and the Individual Tender Agreements is included under the caption “Purpose of the Offer; Plans for inSilicon; The Merger Agreement; The Tender and Voting Agreements” in the Offer to Purchase attached as Exhibit (a)(1) to this Statement and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Phoenix Tender Agreement and the form of Individual Tender Agreement, which were filed with the SEC on July 24, 2002 as exhibits to the Company’s Current Report on Form 8-K and are incorporated herein by reference.

Confidentiality Agreement among inSilicon, Phoenix, and Synopsys

On June 7, 2002, inSilicon, Phoenix, and Synopsys entered into a mutual confidentiality agreement in connection with the consideration of a possible negotiated transaction regarding the acquisition by Synopsys of the outstanding capital stock of inSilicon, which agreement superceded the confidentiality agreement executed by the parties on May 8, 2002 to allow for certain limited preliminary due diligence to proceed. Under the agreement, Synopsys agreed to keep confidential any non-public information concerning inSilicon and Phoenix and inSilicon and Phoenix agreed to keep confidential any non-public information concerning Synopsys. In addition, each party agreed that for a period of one year, it would not solicit to employ any of the officers or employees of any other party with whom it had contact or who was specifically identified to it by such other party or such other party’s representatives for the purpose of the agreeing party’s investigation of the other party. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the confidentiality agreement, which is being filed as Exhibit (e)(16) herewith and is incorporated herein by reference.

Exclusive Negotiation Agreement Among inSilicon, Phoenix, and Synopsys

On June 7, 2002, inSilicon, Phoenix, and Synopsys entered into a letter agreement providing for a period of exclusive negotiations among the parties with respect to a possible combination between inSilicon and Synopsys. This agreement was extended on July 12, 2002, but has since expired and been superceded by the applicable provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter agreement which is being filed as Exhibit (e)(17) herewith and is incorporated herein by reference.

Termination and Amendment of Intercompany Agreements Agreement

Concurrently with the execution of the Merger Agreement and as a condition and inducement to Purchaser’s and Synopsys’ willingness to enter into the Merger Agreement, Synopsys and Phoenix entered in a Termination and Amendment of Intercompany Agreements Agreement (the “Termination Agreement”), under which all of the existing agreements between Phoenix and inSilicon would be terminated or amended as described immediately below. The Termination Agreement provides that it does not modify the terms of any of the existing agreements described immediately below prior to the time at which such agreements would be amended or terminated in accordance with the express provisions of the Termination Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Termination Agreement, which is attached hereto as Exhibit (e)(4) and is incorporated herein by reference.

Agreements between inSilicon and Phoenix

Prior to November 30, 1999, inSilicon was operated as a division of Phoenix. As of November 30, 1999, the assets, liabilities and operations of the inSilicon division of Phoenix were contributed by Phoenix to inSilicon as described in Item 4. “The Solicitation or Recommendation—Background of the Offer and the Merger.” For purposes of governing certain ongoing relationships between inSilicon and Phoenix at and after the time that inSilicon was reconstituted as a separate subsidiary of Phoenix, inSilicon and Phoenix entered into various agreements. This description summarizes the material terms of these agreements. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, which were exhibits to the Company’s Registration Statement on Form S-1 filed with the SEC on January 13, 2000 and are incorporated herein by reference.

Contribution Agreement

The Contribution Agreement generally identified the assets Phoenix transferred to the Company and the liabilities assumed from Phoenix when the Company was incorporated as a separate entity. The net book value of the assets transferred and the liabilities assumed under this agreement was approximately $14.5 million. In general, the assets that were transferred and the liabilities that were assumed were included on the consolidated balance sheet as of September 30, 1999, after adjustments for certain assets and liabilities were retained by Phoenix, and for activity that occurred up to the separation date.

The Contribution Agreement will terminate upon the initial acceptance for payment by Purchaser of Shares tendered under the Offer (the “Appointment Time”), pursuant to the terms of the Termination Agreement.

Initial Public Offering Agreement

The Initial Public Offering Agreement has governed the relationship between inSilicon and Phoenix since inSilicon’s initial public offering. Both Phoenix and inSilicon have agreed to exchange information unless the information is confidential and the sharing would be commercially detrimental to inSilicon. So long as Phoenix is required to consolidate the Company’s results of operations and financial position, inSilicon has agreed to: (1) not change independent accounting firms without Phoenix’s consent, which shall not be unreasonably withheld, (2) mutual sharing of all relevant information to enable Phoenix and inSilicon to prepare its financial statements and (3) notify each other of any change in accounting principles.

Both parties agreed not to directly recruit employees of the other party until November 30, 2000 and each of Phoenix and inSilicon has agreed not to engage in any business conducted by the other as of November 30, 1999 for a period ending at the earliest of: (a) November 30, 2004; (b) the date Phoenix no longer owns at least 10% of the Company’s outstanding voting securities; and (c) the date the other ceases to engage in that business.

So long as it retains ownership of at least 50% of the Company’s outstanding voting securities, Phoenix has agreed not to purchase more than 2% of the Company’s then-outstanding Shares on the open market during any 12-month period.

In general, the Company has agreed to indemnify Phoenix and its affiliates, agents, successors and assigns from all liabilities arising from the Company’s business, liabilities or contracts and any breach by the Company of any contract between the parties. Phoenix has agreed to indemnify the Company and its affiliates, agents, successors and assigns from all liabilities arising from Phoenix’s business other than the business transferred to the Company and any breach by Phoenix of any contract between Phoenix and the Company.

The agreement also contains provisions governing the Company’s insurance coverage after the separation date. Phoenix will generally act as insurance administrator and claims administrator for Phoenix insurance policies under which the Company is or has been insured; provided, however, no settlements involving the Company shall be made without the Company’s consent and all awards regarding the Company shall be promptly paid to the Company. inSilicon funds a pro rata portion of the Phoenix insurance costs under the Services and Cost-Sharing Agreement (discussed below) and is entitled to receive the proceeds, if any from insured claims under these policies and applicable prior policies, after the applicable deductible or retention.

The Initial Public Offering Agreement will terminate as of the Appointment Time pursuant to the terms of the Termination Agreement.

Services and Cost-Sharing Agreement

inSilicon also entered into a Services and Cost-Sharing Agreement with Phoenix. This agreement covers various services that Phoenix provides and the method by which certain costs will be shared by the companies. The services include data processing, telecommunications, information technology support, accounting, financial management, tax preparation, payroll, stockholder and public relations, legal, human resources administration, procurement, real estate management and other administrative functions. The shared costs include the costs of the office space inSilicon occupies at Phoenix’s headquarters and insurance premiums.

The amount inSilicon pays for services and shared costs is generally equal to the aggregate cost to Phoenix and inSilicon of the services and costs multiplied by a percentage representing the number of inSilicon’s employees to the total number of Phoenix and inSilicon employees. The Services and Cost-Sharing Agreement had an initial term that extended to June 30, 2000 for all services other than accounting and an initial term that extended to September 30, 2000 with respect to accounting services. The Services and Cost-Sharing Agreement has been renewed on a month-to-month basis. Phoenix can terminate after those dates on 30 days’ written notice. Through September 30, 2001, Phoenix has allocated to the Company total costs of $5,643,000, including $3,055,000 allocated during the fiscal year ended September 30, 2001, under this Services and Cost-Sharing Agreement.

The Services and Cost-Sharing Agreement has been amended to provide that Phoenix will continue to provide certain services to inSilicon for a maximum of 120 days following the Appointment Time in accordance with the terms of the Termination Agreement.

Employee Matters Agreement

inSilicon has entered into an Employee Matters Agreement with Phoenix to allocate assets, liabilities and responsibilities relating to current and former United States employees of inSilicon and their participation in the benefit plans, including stock plans, that Phoenix sponsored and maintained at the time that inSilicon became a separate corporate entity. United States employees provided services to inSilicon as employees of Phoenix. After the separation date, such employees remained on the Phoenix payroll and provided services to inSilicon on a seconded basis through December 31, 1999. Certain employees with pending visa applications were being seconded for a longer period.

All eligible United States inSilicon employees continued to participate in the Phoenix benefit plans on comparable terms and conditions to those for Phoenix employees until inSilicon established comparable benefit plans for its current and former employees. Once inSilicon established its own comparable benefit plan, inSilicon could modify or terminate that plan in accordance with the terms of that plan and inSilicon’s policies. inSilicon benefit plans generally will not provide benefits that overlap benefits under the corresponding Phoenix benefit plan. Each inSilicon benefit plan will provide that all service, compensation and other benefit determinations that, as of the offering, were recognized under the corresponding Phoenix benefit plan will be taken into account under that inSilicon benefit plan.

In addition, persons who provided services to inSilicon on December 21, 1999 were able to exchange their Phoenix options for inSilicon stock options with the same intrinsic value. The number of Shares and the exercise price of Phoenix options that were exchanged for inSilicon options were adjusted using a formula based upon the relative fair market values of the two companies’ stock on the date of exchange. Each of the resulting inSilicon options maintains the original vesting provisions and option period.

The Employee Matters Agreement will be terminated as of the Effective Time pursuant to the terms of the Termination Agreement.

Tax-Sharing Agreement

inSilicon has entered into a Tax-Sharing Agreement with Phoenix concerning each party’s obligations for various tax liabilities. The Tax-Sharing Agreement provides that Phoenix generally will pay all federal, state, local and foreign taxes relating to inSilicon’s business before November 30, 1999. For any taxable period after that date in which inSilicon is included in a Phoenix consolidated or combined tax return, the agreement provides that inSilicon will make payments to Phoenix based upon the amount of U.S. federal and state income taxes that would have been paid by inSilicon had inSilicon and each of its subsidiaries filed its own federal and state income tax returns, subject to specific adjustments. Further, if inSilicon incurs losses on either a federal or state basis that reduce Phoenix’s consolidated or combined tax liability, Phoenix will pay inSilicon an amount equal to the tax savings generated by inSilicon’s losses.

Phoenix has agreed to indemnify inSilicon for any tax liability allocated to Phoenix under the Tax-Sharing Agreement and inSilicon has provided a similar indemnity to Phoenix.

The Tax-Sharing Agreement further provides for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party.

The Tax-Sharing Agreement will be terminated as of the Appointment Time pursuant to the terms of the Termination Agreement.

Registration Rights Agreement

The Registration Rights Agreement provides that, at Phoenix’s request, inSilicon will use its best efforts to register for sale under federal and state securities laws any Shares (or any other securities Phoenix receives in exchange for Shares) that Phoenix owns, subject to specified limitations. Phoenix also will have the right to include its Shares in other registrations of Shares initiated by inSilicon. In the first registration in which Phoenix participates after inSilicon’s initial public offering, following waiver or expiration of the lockup, inSilicon will be entitled to sell at least 40% of the shares of the total offering if inSilicon so desires, and in all registrations thereafter, 50% of the shares provided that if the first following registration involves a total of $50 million or less, inSilicon shall be entitled to sell at least 50% of the shares of the total offering.

So long as Phoenix owns 50% or more of inSilicon’s common stock, Phoenix may request or participate in an unlimited number of registrations. Once it owns less than 50%, Phoenix will be limited to a total of four demand and an unlimited number of “piggyback” registrations, provided that it is not entitled to more than two demand registrations in any 12-month period. Phoenix must request registration of a minimum of $25 million of Shares in any demand registration. Subject to specified limitations, Phoenix may assign these registration rights. The Registration Rights Agreement also will require inSilicon to indemnify Phoenix, the underwriters and others in connection with these registrations.

Phoenix will pay its pro rata share (according to the percentage of Shares sold for its account) of expenses relating to any registration in which it participates, and Phoenix will pay all of the underwriting discounts and commissions attributable to the Shares Phoenix sells.

The Registration Rights Agreement will be terminated as of the Appointment Time pursuant to the terms of the Termination Agreement.

Technology Distributor Agreement

inSilicon has entered into arrangements with Phoenix to act as inSilicon’s sales representative and distributor of inSilicon’s firmware products in Japan and inSilicon’s full line of products in the rest of Asia. Phoenix will promote the licensing of inSilicon’s firmware or other products, as applicable, identify prospective customers, and solicit orders from prospective, as well as current, customers on behalf of inSilicon. The Agreement also provides Phoenix a nonexclusive license for inSilicon’s firmware products that will allow it to perform customization, or non-recurring engineering work, to the firmware in accordance with customer specified requirements. Phoenix provides all the customer support obligations in Japan for the firmware and the firmware customization it develops. inSilicon pays Phoenix a commission of 20% of the net licensing and/or royalty revenue specified under each license; and 80% of the net revenues for customization and non-recurring engineering work. inSilicon believes that the terms of this agreement are no less favorable than if had been obtained from an unaffiliated party. During the fiscal year ended September 30, 2001, inSilicon generated revenue of $2,150,000 and incurred distribution fees of $130,000 under this Technology Distributor Agreement.

The Technology Distributor Agreement will be terminated as of the Appointment Time pursuant to the terms of the Termination Agreement.

Confidentiality Agreement between inSilicon and Phoenix

On May 24, 2001, Phoenix and inSilicon entered into a confidentiality agreement in connection with Phoenix’s request that inSilicon provide certain confidential information to Phoenix and its representatives concerning inSilicon in connection with Phoenix’s internal evaluation of its investment in inSilicon, which evaluation may include Phoenix’s determination of what actions, if any, it may wish to initiate as the controlling stockholder of inSilicon, and its evaluation of a possible transaction between inSilicon and Phoenix or a third party. Phoenix agreed to keep confidential any nonpublic information concerning inSilicon that inSilicon provided to it and to use such information only in connection with such internal review. Phoenix also agreed that it would not disclose any of such information to any third party interested in pursuing a transaction with or concerning inSilicon unless such third party executed a confidentiality agreement with inSilicon in a form reasonably acceptable to inSilicon. In addition, Phoenix agreed not to solicit any of inSilicon’s employees for a period of two years from the date of the agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is attached hereto as Exhibit (e)(8) and is incorporated herein by reference.

Indemnification; Directors and Officers’ Insurance

inSilicon’s Restated Certificate of Incorporation and Bylaws

inSilicon’s Restated Certificate of Incorporation and Bylaws provide that inSilicon will indemnify and hold harmless each person who is or was serving as an officer or director of inSilicon, among others, to the fullest extent permitted by applicable law. inSilicon’s Restated Certificate of Incorporation and Bylaws provide that inSilicon is permitted, in its discretion, to also indemnify employees and agents and to enter into agreements with any person providing for indemnification greater or different than stated above.

Existing Indemnification Agreements

In connection with its initial public offering, the Board approved a form of indemnity agreement for its directors and executive officers. On May 14, 2001, inSilicon entered into new indemnity agreements with each of its directors and executive officers, which replaced the previously approved agreements. The indemnity agreements required inSilicon to maintain directors’ and officers’ insurance in reasonable amounts from established and reputable insurers that is at least as favorable in all respects as the insurance maintained by inSilicon as of the date of the agreements. These agreements also make indemnification by inSilicon mandatory, in most cases, for all expenses and liabilities incurred by the director or officer in such capacity if such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of inSilicon and its stockholders and, with respect to any third party criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. These agreements also make advancement of expenses by inSilicon mandatory in connection with any proceeding to which a director or officer is a party or is threatened to be made a party by reason of his status as a director or officer. In addition, no legal action may be brought by, or in right of, inSilicon against the director or officer more than two years after the date of accrual of such cause of action or such shorter period as may be provided by law. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, the form of which was filed with the SEC as an exhibit to the Form 10-Q/A Amendment to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and is incorporated herein by reference.

Merger Agreement

The Merger Agreement provides that Synopsys will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of inSilicon under any indemnification contracts in effect immediately prior to the Effective Time between inSilicon and its current and former directors and officers, and any indemnification provisions set forth in the Restated Certificate of Incorporation and Bylaws of inSilicon in effect as of the date of the Merger Agreement. The Merger Agreement also provides that the Restated Certificate of Incorporation and Bylaws of the Surviving Corporation will contain exculpation and indemnification provisions of officers and directors at least as favorable as those of inSilicon in effect as of the date of the Merger Agreement.

In addition, the Merger Agreement obligates Synopsys to cause the Surviving Corporation to maintain in effect for a period of six years after the Effective Time, if available, directors’ and officers’ liability insurance covering the same persons who are covered by inSilicon’s directors’ and officers’ liability insurance policies as of the Effective Time in an amount and on terms no less favorable, when taken as a whole, to those applicable to the directors and officers of inSilicon as of the date of the Merger Agreement. However, if the aggregate annual premiums for such coverage at any time during this six year period exceed 200% of the annual premiums paid by inSilicon for such insurance coverage in place on the date of the Merger Agreement, the amount of insurance required to be obtained will be limited to what can be acquired for 200% of the annual premiums paid by inSilicon for the coverage in place on the date of the Merger Agreement. The Surviving Corporation is also permitted to satisfy its requirement under the Merger Agreement to maintain directors’ and officers’ liability insurance requirement by obtaining a multi-year “tail” or similar policy, subject to a corresponding limit on premium expenditure.

Phoenix as Majority Stockholder of inSilicon.

In view of the fact that Phoenix is the majority stockholder of inSilicon and had publicly announced its intent to seek strategic alternatives for Phoenix’s investment in inSilicon to create additional value for Phoenix’s stockholders and the fact that Albert E. Sisto, Chairman of the Board, is also President, Chief Executive Officer and Chairman of the Board of Phoenix, the Board formed the Special Committee to represent the interests of the holders of Shares who were not affiliated with Phoenix (the “Unaffiliated Stockholders”) in connection with any such possible transaction. See Item 4. “The Solicitation or Recommendation—Background of the Offer and the Merger.”

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board.

At a meeting on July 21, 2002, immediately following a meeting of the Special Committee, the Board (unanimously, except that Mr. Sisto, Chairman of the Board and President and Chief Executive Officer of Phoenix, recused himself from the vote), upon receipt of a report and recommendation of the Special Committee:

•	determined that the Merger Agreement was advisable;

•
determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, were at a price and on terms that were in the best interests of the Unaffiliated Stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	resolved to recommend that the Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer.

In reaching its decision, the Board considered the factors listed below. The following discussion of the factors considered by the Board is not intended to be exhaustive but summarizes the material factors considered, except that, in the case of the two members of the Board who are also members of the Special Committee, reference is also made to the discussion below regarding the factors considered by the Special Committee. The Board did not assign any relative or specific weights to the following factors nor did it specifically characterize any factor as positive or negative and individual members of the Board may have given differing weights to differing factors and may have viewed some factors more positively or negatively than other factors. Throughout its deliberations, the Board received the advice of its general counsel and outside counsel.

The factors considered by the Board, included the following:

•
the report it had received during its July 21, 2002 meeting regarding the Special Committee’s recommendation with respect to the Merger Agreement and the Tender Agreements and the transactions contemplated thereby, including the Offer, the Merger, and the tenders by Phoenix and each of the officers and directors of inSilicon pursuant to the applicable Tender Agreements, and regarding the nature and scope of the Special Committee’s work underlying that recommendation;

•
the fact that the Merger Agreement and the Phoenix Tender Agreement were the result of vigorous arms-length negotiations with Synopsys, during which the Special Committee had been represented by its own separate counsel and financial advisor; and

•
the fact that both it and the Special Committee had received from RBC Dain Rauscher Inc., a member company of RBC Capital Markets (“RBC”), an oral opinion (which was later confirmed in writing) that, as of July 21, 2002 and subject to the qualifications, assumptions and limitations stated in its written opinion of the same date, the Offer Price proposed to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to the holders of Shares (other than Phoenix, as to which no opinion was requested or given).

The Board also took into consideration the provisions of the Merger Agreement and the Tender Agreements, the likelihood of consummation, the extended period that had elapsed since the April 2001 public announcements of Phoenix’s intent to seek strategic alternatives for its Shares and that none of the other contacts made during that period had resulted in a definitive merger transactions, the detailed financial and other information that had been regularly furnished to the members of the Board by the Company’s senior management and the general familiarity of the Board with the affairs of the Company.

Based on the foregoing, the Board concluded that it was appropriate to accept the Special Committee’s recommendation regarding the Merger Agreement and the Tender Agreements and the transactions contemplated thereby, including the Offer, the Merger and the tenders by Phoenix and each of the officers and directors of inSilicon pursuant to the applicable Tender Agreements.

Therefore, the Board recommends that the Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

inSilicon was incorporated on November 1, 1999. Prior to that date, it was operated as a division of Phoenix. As of November 30, 1999, the assets, liabilities and operations of the inSilicon division of Phoenix were contributed by Phoenix to inSilicon in exchange for 10.4 million shares of inSilicon’s Series A preferred stock and a warrant to purchase 50,000 Shares, which Phoenix subsequently exercised. inSilicon completed an initial public offering in March of 2000. At that time, all shares of Series A Preferred Stock converted into Shares on a one-to-one basis. As of the date of the Merger Agreement, Phoenix owned 10,450,010 Shares (approximately 69% of the outstanding Shares).

On January 17, 2001, Phoenix announced lower than expected revenues for the fiscal quarter ended December 31, 2000 and that such shortfall was due, in part, to a delay in several significant anticipated inSilicon customer contracts. On March 5, 2001, Phoenix hired Needham & Company, Inc. (“Needham”) to assist Phoenix in seeking strategic alternatives for its investment in inSilicon. On April 4, 2001, Phoenix announced lower than expected revenues for the fiscal quarter ended March 31, 2001 and that such shortfall was due, in part, to a significant unplanned operating loss from inSilicon’s operations. In early April, Phoenix disclosed its intent to seek strategic alternatives for its investment in inSilicon. On April 17, 2001, inSilicon publicly announced that, consistent with Phoenix’s previously announced intent, Phoenix had retained Needham to assist it in seeking strategic alternatives for its investment in inSilicon. On April 18, 2001, consistent with its previously announced intent, Phoenix publicly announced that it had retained Needham to assist it in seeking strategic alternatives for Phoenix’s investment in inSilicon to create additional value for Phoenix’s stockholders.

On April 18, 2001, the Board formed the Special Committee to represent the interests of the Unaffiliated Stockholders in connection with any possible transaction that may relate to or arise from any strategic alternative that Phoenix may pursue. Shortly thereafter, as authorized by the Board, the Special Committee retained Gray Cary Ware & Freidenrich LLP as its legal counsel and RBC as its financial advisor. On May 24, 2001, inSilicon and Phoenix entered into a Confidentiality Agreement to facilitate the provision of confidential information of inSilicon in connection with any strategic alternative that Phoenix may pursue. See Item 3. “Past Contacts, Transactions, Negotiations and Agreements” for a description of such Confidentiality Agreement.

Between March 5, 2001 and April 22, 2002, Needham, RBC, Phoenix and/or inSilicon contacted or were contacted by more than 20 companies, including Synopsys, concerning the possibility of acquiring inSilicon and/or Phoenix’s interest in inSilicon. Several of these companies signed nondisclosure agreements with inSilicon and received information regarding inSilicon in connection with evaluating a possible transaction. Synopsys signed nondisclosure agreements with Phoenix on April 30, 2001 and May 5, 2001 and received information about inSilicon. A few of those companies, including Synopsys, submitted written preliminary expressions of interest on varying terms, and with respect to one of those companies (not Synopsys), inSilicon entered into an exclusive negotiation period. In addition, in early January 2002, John Chilton, Senior Vice President and General Manager of Intellectual Property & Systems Group of Synopsys, had a brief discussion with Barry Hoberman, President and Chief Executive Officer of inSilicon, concerning strategic alternatives for inSilicon. None of the contacts or discussions, however, ripened into a definitive agreement either because of deal terms or because their offers were deemed insufficient and none of those discussions were ongoing on April 22, 2002. During this period, the Special Committee met on numerous occasions and regularly conferred with its advisors regarding these contacts and related matters. The Special Committee also reported to the Board on a regular basis about these contacts and related matters.

On April 22, 2002, Robert B. Henske, Chief Financial Officer of Synopsys, contacted Needham regarding the possibility of Synopsys acquiring inSilicon. On April 29, 2002, Synopsys submitted a non-binding written proposal to purchase all of the outstanding Shares for cash, subject to completion of due diligence and negotiation of definitive agreements. On May 8, 2002, Phoenix and inSilicon executed a nondisclosure agreement with Synopsys to permit Synopsys to begin its due diligence review of inSilicon. Following discussions with Phoenix and inSilicon, on May 16, 2002, Synopsys submitted a revised non-binding written proposal for the possible acquisition of all of the outstanding Shares for cash, subject to additional due diligence review and negotiation of definitive agreements.

On May 22, 2002, the Board engaged in a preliminary discussion regarding the written proposal received from Synopsys on May 16, 2002. The Board determined that greater specificity was needed with respect to a number of terms of the proposal before submitting such proposal to the Special Committee, and that, if such specifics were provided, such proposal would be submitted to the Special Committee for its consideration.

Between May 22 and June 7, 2002, Phoenix, inSilicon, the Special Committee and their respective advisors discussed the terms of Synopsys’ written proposal with Synopsys and its advisors.

On May 31, 2002, while negotiations were ongoing with Synopsys, another party, which had been contacted in 2001 about a possible transaction, contacted RBC to renew discussions. On June 4, 2002 this party submitted a written proposal to acquire all of the outstanding Shares. The Special Committee discussed this proposal with its advisors in connection with its review of the proposal from Synopsys and concluded that, because this proposal was significantly more contingent than the Synopsys proposal, the Synopsys proposal was significantly more likely to result in a consummated transaction, and determined that it was in the best interests of the Unaffiliated Stockholders to continue to pursue the Synopsys proposal and not to pursue this new proposal at that time.

On June 7, 2002, after further discussions with inSilicon and Phoenix, Synopsys submitted a revised non-binding written proposal for the possible acquisition of all outstanding Shares for cash, subject to additional due diligence review and negotiation of definitive agreements.

On June 7, 2002, the Special Committee met with its advisors to review the status of discussions with Synopsys regarding its latest proposal and to consider a request from Synopsys that Phoenix and inSilicon enter into an exclusive negotiation agreement with Synopsys and a nondisclosure and nonsolicitation agreement allowing additional non-public information to be provided to Synopsys in connection with its evaluation of a possible transaction, as a condition to Synopsys conducting a full due diligence review of inSilicon and negotiating definitive transaction agreements. See Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Confidentiality Agreement among inSilicon, Phoenix and Synopsys” and Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Exclusive Negotiation Agreement among inSilicon, Phoenix and Synopsys.” At this meeting, the Special Committee and its advisors reviewed inSilicon’s alternatives and the terms of the exclusive negotiation agreement and the nondisclosure and nonsolicitation agreement and the Special Committee determined to recommend that the Board authorize the execution of these agreements.

The Board also met on June 7, 2002 after the Special Committee meeting. After hearing the recommendation of the Special Committee and discussing various issues with the Special Committee and inSilicon’s legal counsel, the Board authorized the execution of the exclusive negotiation agreement and the nondisclosure and nonsolicitation agreement, and these agreements were executed as of such date.

From June 7 to July 21, 2002, inSilicon, Phoenix and their respective advisors and the advisors of the Special Committee negotiated price and other terms exclusively with Synopsys. In addition to the price to be paid per Share, inSilicon, representatives of the Special Committee, and Synopsys negotiated the provisions of the definitive Merger Agreement, including the circumstances under which Synopsys would be required to extend the term of the Offer and provide for a subsequent offering period, the conditions to the Offer, whether the minimum condition would be calculated on a fully-diluted basis, the scope of the no-solicitation provision, the circumstances under which the inSilicon Board would be permitted to withdraw its recommendation in favor of the Offer and the Merger, the circumstances under which the Offer and the Merger Agreement may be terminated, and the circumstances under which a termination fee would be payable if the Merger Agreement were terminated. During this period, the Special Committee held numerous meetings to discuss these and other terms of the Synopsys proposal and related matters with its advisors. During this same period, Phoenix and Synopsys separately negotiated the terms of the Phoenix Tender Agreement and the Termination Agreement. See Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Tender Agreements” and Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Termination and Amendment of Intercompany Agreements Agreement.”

On July 8, 2002, while inSilicon, Phoenix and Synopsys were in exclusive negotiations pursuant to the terms of the exclusive negotiation agreement, RBC received another inquiry from the party that had made the highly contingent proposal on June 4, 2002 indicating its continued interest in pursuing a transaction for the Shares, but the party did not offer a new proposal. RBC advised the party that inSilicon was not in a position to engage in discussions with it at that time.

By July 21, 2002, the proposed form of Merger Agreement, Phoenix Tender Agreement and form of Individual Tender Agreement were in substantially final form. On July 21, 2002, Synopsys’ board of directors approved these agreements and so advised the Special Committee’s advisors. Later on July 21, 2002, the Special Committee met with its advisors to review the draft Merger Agreement, the Phoenix Tender Agreement and the Individual Tender Agreements and the transactions contemplated thereby, including the Offer, the Merger and the tenders called for by the Tender Agreements. At that meeting, RBC reviewed its financial analysis of the Offer Price and delivered its oral fairness opinion (later confirmed in writing) to the effect that, as of such date and subject to the qualifications, assumptions and limitations stated in its written opinion, the Offer Price to be paid to tendering stockholders pursuant to the Offer and to be paid to holders of inSilicon common stock in the Merger was fair, from a financial point of view, to the holders of Shares (other than Phoenix, as to which no opinion was requested or given). After further discussions and receiving such advice from its advisors as it deemed necessary, the Special Committee resolved unanimously to recommend to the Board that it approve the definitive Merger Agreement and Tender Agreements.

Following the July 21, 2002 meeting of the Special Committee, the Board also met on July 21, 2002 and received a report from the Special Committee regarding its recommendation. The Board discussed the proposed transaction, the draft Merger Agreement and draft Tender Agreements with the Special Committee, the Special Committee’s advisors and legal counsel to inSilicon. RBC presented an overview of its analysis of the Offer Price that it had presented to the Special Committee in detail, repeated its oral fairness opinion given to the Special Committee and orally advised that its written fairness opinion dated July 21, 2002 would be addressed to the Board and the Special Committee. Mr. Sisto, Chairman of the Board and President and Chief Executive Officer of Phoenix, recused himself from the vote on the Merger Agreement due to his relationship with Phoenix. The remaining members of the Board, having determined that the Offer and the Merger were in the best interests of the Unaffiliated Stockholders, then unanimously accepted the Special Committee’s recommendation, adopted and approved the Merger Agreement, the Tender Agreements and the transactions these agreements contemplated, and resolved to recommend that the Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer.

On July 22 and July 23, 2002, the parties and their advisors worked to finalize the transaction documents and on July 23, 2002, after the closing of normal trading on the Nasdaq National Market, where inSilicon common stock is traded, the Merger Agreement and Tender Agreements were finalized and executed and that execution was announced in a joint press release by inSilicon and Synopsys. In addition, on July 23, 2002, a press release by Phoenix announced its execution of the Phoenix Tender Agreement.

Recommendation of the inSilicon Special Committee

At a meeting on July 21, 2002, the Special Committee unanimously determined, pursuant to authority conferred on the Special Committee by the Board, to recommend to the full Board that the Board:

•	determine that the Merger Agreement was advisable;

•
determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, were at a price and on terms that were in the best interests of the Unaffiliated Stockholders;

•	approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	resolve to recommend that Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer.

Reasons for the Special Committee’s Recommendation

The information set forth in this section has been provided for inclusion herein by the Special Committee.

In unanimously deciding to make its recommendation, as set forth above under “Recommendation of the inSilicon Special Committee,” the Special Committee considered the factors listed below, as well as the information set forth under “Background of the Offer and the Merger” above. The following discussion of factors considered by the Special Committee is not intended to be exhaustive, but summarizes the material factors considered. The Special Committee did not assign any relative or specific weights to the following factors and it did not specifically characterize any factor as positive or negative, except as described below. In addition, individual members of the Special Committee may have given differing weights to differing factors and may have viewed some factors more positively or more negatively than others. Throughout its deliberations, the Special Committee received the advice of its own separate financial advisor and own separate legal counsel.

inSilicon’s Financial Condition and Uncertainty Regarding Prospects.    The Special Committee considered inSilicon’s financial condition and prospects. The Special Committee noted that inSilicon had never operated at a profit; that it incurred net losses of $8.0 million for the nine months ended June 30, 2002, $19.2 million for fiscal year 2001, $1.3 million for fiscal year 2000 and $12.1 million for fiscal year 1999, and that it had an accumulated deficit of $51.4 million as of June 30, 2002. The Special Committee also noted that, although it had exceeded its announced quarterly earnings and revenue targets for the first two fiscal quarters of 2002, inSilicon had missed its announced quarterly earnings and revenue targets for its most recently completed fiscal quarter.

The Special Committee took into consideration the competitive market in which inSilicon operates, including the following factors that had been discussed by inSilicon in its filings with the Securities and Exchange Commission:

•	a number of semiconductor and systems companies had announced layoffs of their employees or the suspension of investment plans, and inSilicon had seen a drop-off in demand from those customers;

•
there had been a number of mergers in the electronics industry, which may reduce the aggregate level of licenses of inSilicon’s technologies and purchases of inSilicon’s services by the merged companies; and

•
potential slower growth in the electronics industry, a reduced number of design starts, tightening of customers’ operating budgets or continued consolidation among its customers could seriously harm inSilicon’s business.

The Special Committee considered the fact that inSilicon faced substantial uncertainty about its ability to substantially increase the market value of its Shares given its history of losses, the competitive and turbulent landscape in which it operated and the general state of the economy and the securities markets. In addition, the Special Committee concluded that inSilicon’s ability to substantially increase the market value of its Shares in the near term was also impaired by its decreasing coverage by research analysts, low trading volume of its stock and limited public float in its Shares.

Uncertainty Regarding Continued Support From Phoenix.    The Special Committee considered the uncertainty regarding the extent to which Phoenix would be willing to continue to provide inSilicon with support and financial backing in light of its publicly announced desire to seek strategic alternatives for its Shares and the related uncertainty regarding inSilicon’s ability to successfully implement a stand-alone business plan without the support of Phoenix. The Special Committee took into account the following factors that had been disclosed by inSilicon in its filings with the Securities and Exchange Commission:

•	inSilicon depended on agreements with Phoenix for many important services that may be hard to replace on a cost-effective basis if Phoenix terminated the agreements;

•
these agreements included a Services and Cost-Sharing Agreement, under which Phoenix provided various, primarily administrative, services to inSilicon, including accounting, tax and information services, and inSilicon shared with Phoenix some costs, including facilities and insurance;

•	the primary term of this agreement had expired and it had been renewed on a month-to-month basis; and

•	generally, either party could terminate that agreement on 30 days’ written notice.

The Special Committee considered the uncertainty regarding whether Phoenix would continue to renew this agreement, among others, and about whether or on what terms inSilicon could replace these services.

The Special Committee also considered the uncertainty of inSilicon’s ability to implement a stand-alone business plan without Phoenix’s support, including the following factors that had been discussed in inSilicon’s filings with the Securities and Exchange Commission:

•	inSilicon benefited from its relationship with and the positive reputation of Phoenix;

•
licensees of inSilicon’s communications technology or its strategic partners may have chosen inSilicon’s technologies because of the positive reputation of Phoenix or their economic ties to Phoenix—for example, Phoenix may also have been a customer for their products;

•
as a separate, stand-alone entity, inSilicon may not enjoy these advantages with those customers and partners and it may be harder for inSilicon to compete for their continued business—for example, inSilicon’s name was not as well recognized as the Phoenix brand in some markets, and as a result inSilicon’s technology licensing could suffer;

•	the loss of the “Phoenix” brand name may have hindered inSilicon’s ability to establish new relationships with potential customers and partners, particularly in Asia; and

•	inSilicon’s current customers, suppliers and partners may have reacted negatively to the separation.

Absence of Better Alternatives.    The Special Committee took into account the fact that Phoenix had hired Needham to identify potential acquirors for its interest in inSilicon on March 5, 2001 and that in April 2001 both inSilicon and Phoenix had publicly announced that Phoenix had retained Needham to assist Phoenix in seeking strategic alternatives for Phoenix’s Shares. The Special Committee also noted that, during the 16-month period between the hiring of Needham by Phoenix and the Special Committee’s decision to approve the Merger Agreement, more than 20 potential acquirors had been contacted by or made contact with Phoenix or inSilicon or the respective financial advisors to Phoenix or the Special Committee. The Special Committee noted that none of those contacts had reached the definitive agreement stage to acquire inSilicon, either because the parties could not reach agreement on the terms of such a transaction or because the price offered was deemed insufficient, and all such discussions had terminated. The Special Committee concluded that the all-cash offer from Synopsys gave inSilicon’s stockholders an opportunity to liquidate their investment in inSilicon at a significant premium at a time when inSilicon’s ability to improve its financial performance and the prospect of a substantial increase in its stock price was also uncertain.

The Special Committee concluded that, in the absence of a transaction that afforded the stockholders the opportunity to sell or exchange their Shares, and taking into account the risk that no other proposal for the acquisition of the Shares on equivalent or better terms would be forthcoming in the foreseeable future, particularly taking into account the results of expressions of interest that had been received and discussions that had taken place with potential acquirors in the 16-month period since Phoenix hired Needham to identify potential acquirors for its Shares, inSilicon’s stockholders were confronted with two disadvantageous alternatives, namely:

•	retaining their Shares and subjecting themselves to the significant risk that their Shares might decline in value if inSilicon continued to use more cash than it generated; or

•
selling their Shares into a market that, in the absence of the pendency of the acquisition proposal, and due to inSilicon’s substantial operating losses and uncertainties regarding the possible loss of support of Phoenix, might price the Shares at a level below the level at which the Shares were then trading and which price would be subject to further decline substantially below that level if inSilicon continued to report losses and deplete cash reserves.

The Special Committee determined that a transaction with Synopsys at the Offer Price and on the other terms set forth in the Merger Agreement was a superior alternative that subjected inSilicon’s stockholders to substantially less risk than would be created by rejecting the proposed Offer and Merger and discontinuing negotiations with Synopsys.

Fairness of the Offer Price.    The Special Committee took into account the oral opinion of RBC that, as of the date on which the Special Committee made its recommendation, the Offer Price proposed in the Offer and the Merger was fair, from a financial point of view, to the holders of Shares (other than Phoenix, as to which no opinion was requested or given). RBC subsequently confirmed this opinion in writing as of such date. The full text of RBC’s written opinion dated July 21, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken by RBC is attached hereto as Annex B and is incorporated by reference. RBC’s opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received in cash in the Offer and the Merger by the holders of Shares (other than Phoenix, as to which no opinion was requested or given) and is not intended to constitute and does not constitute a recommendation as to whether any stockholder should tender their Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

The Special Committee noted that it was unlikely that the market price of the Shares would attain the level of the Offer Price unless and until inSilicon began to generate operating profits, which inSilicon had yet to do, and the attainment of which was therefore subject to substantial uncertainty.

On the basis of this information and RBC’s oral opinion, and taking into account the fact that the Offer Price represented a premium of approximately 76.1% over the closing price of the Shares on the Nasdaq National Market on the last trading day preceding the Special Committee approval of the Merger Agreement and approximately 67.1% over the 30-day average closing price for the 30 days prior to that approval, the Special Committee concluded that the Offer Price was fair to the Unaffiliated Stockholders under all relevant circumstances, including inSilicon’s financial condition and uncertainty of its prospects, uncertainty regarding its ability to implement a stand-alone business plan, uncertainty regarding continued support from Phoenix, the extent of efforts to locate other bidders, the lack of preferable alternatives and the likelihood of consummation.

Likelihood of Consummation.    The Special Committee took into consideration the totality of the terms of the Merger Agreement and the Tender Agreements and concluded that they were such as to maximize the likelihood of the consummation of the Offer and the Merger.

Among other things, the Special Committee took note of the following:

•
The fact that Synopsys was willing to effect the transaction through the first-step Offer, to be commenced within ten business days of the execution of the Merger Agreement, followed by the second-step Merger for any untendered Shares at the same price. The Special Committee concluded that, as a result of this two-step structure, there was a reasonable possibility that inSilicon’s stockholders could sell their Shares to Synopsys at the Offer Price earlier than if the transaction were effected as a one-step merger.

•
The fact that, if there was a delay in satisfying the condition of receiving antitrust clearance prior to the closing of the Offer, the Merger Agreement allowed either party to extend the outside termination date of the Merger Agreement from the 60th day following execution of the Merger Agreement to the 150th day following that execution.

•	The fact that the minimum number of Shares that Synopsys was requiring be tendered as a condition to closing was only a majority of the Shares outstanding on a fully-diluted basis.

•
The fact that Phoenix signed a tender and voting agreement obligating it to tender its Shares in the Offer, which alone would satisfy the minimum number of Shares required to be tendered as a condition to closing the Offer.

•
The fact that the Special Committee determined that the other conditions to Synopsys’ obligations to consummate the Offer were customary and, in the assessment of the Special Committee, not unduly onerous.

•
The fact that Synopsys was willing, pursuant to the Merger, to pay the Offer Price for all Shares not purchased pursuant to the Offer and that, if the Offer were consummated, there would be no substantive conditions to Synopsys’ obligation to consummate the Merger other than the absence of a legal prohibition.

•
The fact that, to the extent any of inSilicon’s stockholders chose not to tender their Shares into the Offer or accept the Offer Price pursuant to the Merger but, rather, exercised statutory appraisal rights under Delaware law, such exercise would not effect Synopsys’ obligation to consummate the Merger, provided the Offer was consummated. Accordingly, the Special Committee concluded that those inSilicon stockholders who believed that the exercise of statutory appraisal rights would yield them a greater per share amount than the Offer Price would be free to pursue such exercise without adversely affecting the ability of the other inSilicon stockholders to receive the Offer Price for their Shares.

•
The fact that, to the extent that the Merger Agreement expressly precluded Synopsys from being able to terminate the Merger Agreement solely because inSilicon’s business or financial condition was adversely affected by the announcement or pendency of the transaction, changes or developments in general economic conditions that do not disproportionately affect the Company, or conditions or developments effecting the semiconductor intellectual property industry as a whole that do not disproportionately affect the Company.

•
The fact that Synopsys was willing to represent, in the Merger Agreement, that it had or would have when necessary, the funds necessary to consummate the Offer and the Merger and that there was no financing contingency to Synopsys’ obligation to complete the transaction.

The Special Committee also took into consideration the fact that Synopsys was willing to agree that the members of the Special Committee would remain as directors and members of the Special Committee, even if the Offer was consummated and Synopsys appointed a majority of the Board, and that until such time as the Merger was consummated, all of the following actions would require approval by the Special Committee:

•	amending or terminating the Merger Agreement on behalf of the Company;

•	extending the time for performance of, or waiving, any of the obligations or other acts of Synopsys or Purchaser under the Merger Agreement;

•	waiving any of the Company’s rights under the Merger Agreement; or

•
making any determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

In the view of the Special Committee, these provisions were significant in ensuring that Synopsys would not take any inappropriate actions with respect to inSilicon’s rights and obligations under the Merger Agreement because of its ownership of inSilicon stock and its control of the Board after the consummation of the Offer.

Terms of the Transaction.    The Special Committee took into consideration the overall terms of the proposed transaction and that they were the result of vigorous arms-length negotiations with Synopsys, during which the Special Committee had been represented by its own separate counsel and financial advisor.

The Special Committee took note of the fact that, under the Merger Agreement, while inSilicon would, in some circumstances, have the right to negotiate with third parties that made unsolicited superior proposals for inSilicon after the Merger Agreement was signed and in some circumstances the Board would be entitled to withdraw, amend or withhold its recommendation of the Offer and the Merger, inSilicon would not be able to accept any such third-party proposal and terminate the Merger Agreement. The Special Committee also noted that Phoenix’s obligation to tender its Shares in the Offer and not sell any part of its Shares to any other party as provided in the proposed Tender Agreement Synopsys was requiring Phoenix to sign as part of the transaction would not terminate unless and until the Merger Agreement was terminated in accordance with its terms and did not include the receipt of a superior proposal from another party as a right of termination by Phoenix. The Special Committee concluded that given the all-cash price offered by Synopsys, the other terms of the Merger Agreement, the fact that Phoenix had publicly announced its interest in seeking strategic alternatives with respect to its Shares of inSilicon in April of 2001, and the terms of the Tender Agreement that Synopsys was requiring Phoenix to sign, it was appropriate to enter into an agreement without a termination right if a superior proposal was received.

Intent to Tender

To the best of the knowledge of inSilicon, after making reasonable inquiry, Phoenix and each of inSilicon’s executive officers and director, currently intend to tender pursuant to the Offer all Shares owned by them as of the date hereof. Phoenix and each of inSilicon’s directors and executive officers have executed Tender Agreements obligating them to so tender their Shares in the Offer.

ITEM 5.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to a letter agreement dated May 7, 2001, as amended, the Special Committee retained RBC as its exclusive financial advisor, and, pursuant to a related letter agreement of that same date, inSilicon agreed to pay all fees and expenses approved by the Special Committee under that letter agreement, as subsequently amended. RBC has been paid a $50,000 initial advisory fee, has earned an ongoing monthly advisory fee in the aggregate amount of $394,167 and will be entitled to a transaction fee in the aggregate amount of $186,947 in connection with the completion of the transaction contemplated by the Merger Agreement (after crediting a portion of the ongoing advisory fee to the extent provided for in the engagement letter, as amended). In addition, RBC has earned a separate $450,000 fee for rendering its fairness opinion to the Special Committee and the Board on July 21, 2002. This fee is not creditable against the transaction fee. inSilicon has also agreed to reimburse RBC for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, incurred in connection with its services and to indemnify RBC and its officers, employees, affiliates and controlling persons against certain costs, expenses and liabilities arising out of RBC’s engagement.

RBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings and secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business of its trading and brokerage activities, RBC or its affiliates may hold positions, for its own account or the accounts of customers, in equity, debt or other securities of inSilicon, Phoenix or Synopsys.

Neither inSilicon nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to inSilicon’s stockholders on its behalf with respect to the Offer or the Merger.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in Shares during the past 60 days have been effected by inSilicon or, to the best of inSilicon’s knowledge, by any executive officer, director, affiliate or subsidiary of inSilicon.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSAL.

Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by inSilicon in response to the Offer that relates to or would result in (i) a tender offer or other acquisition of the Shares by inSilicon, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation involving inSilicon or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by inSilicon or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of inSilicon.

Except as described or referred to in this Statement, there are no transactions, resolutions of the inSilicon Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

Delaware General Corporation Law

As a Delaware corporation, the Company is subject to Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person becomes an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) on consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of outstanding shares, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Tender Agreements, as described in Item 2 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated under the Merger Agreement and the Tender Agreements.

Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger. Assuming the Minimum Condition is satisfied, Purchaser will be able to approve the Merger without the vote of any other stockholder and the Merger Agreement requires Purchaser and Synopsys to vote all Shares held by them in favor of the Merger if a stockholder vote is required.

U.S. Anti-Trust Waiting Period

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the consummation of the Merger is subject to such requirements. The parties have learned that the FTC will be the agency responsible for reviewing the present transaction.

Pursuant to the HSR Act, Synopsys and Phoenix, as the ultimate parent entity of inSilicon, have each filed Notification and Report Forms with respect to the Offer and Merger. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days after the Synopsys filing is made unless early termination of the waiting period is granted or Synopsys receives a request for additional information or documentary material prior thereto. Synopsys and Phoenix have requested early termination of the waiting period pursuant to the HSR Act. There can be no assurance given, however, that the waiting period will be terminated early. If either the Antitrust Division or the FTC were to request additional information or documentary material from Synopsys, the waiting period would be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Synopsys with such request. Thereafter, the waiting period may be extended only by court order or with Purchaser’s consent.

At any time before Purchaser’s acquisition of the Shares, the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin Purchaser’s acquisition of the Shares pursuant to the Offer, the Merger or otherwise, or seeking the divestiture of the Shares acquired by Purchaser, or the divestiture of substantial assets of Synopsys or its subsidiaries. At any time after Purchaser’s acquisition of the Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking the divestiture of the Shares acquired by Purchaser, or the divestiture of substantial assets of Synopsys or its subsidiaries. There can be no assurance that a challenge to the Offer or the Merger or other acquisition of the Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

Foreign Anti-Trust Filings

Under German laws and regulations relating to the regulation of monopolies and competition, certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the German Federal Cartel Office (the “FCO”) and certain waiting period requirements have been satisfied without issuance by the FCO of an order to refrain. The purchase of the Shares by Purchaser pursuant to the Offer and the consummation of the Merger will be subject to such requirements. Under such laws, the FCO has one month (unless earlier terminated by the FCO) from the time of filing of such information with the FCO to clear the Offer and the Merger or to advise the parties of its intention to investigate the Offer and the Merger in-depth, in which case the FCO has four months from the date of filing in which to take steps to oppose the Offer and the Merger. The purchase of the Shares pursuant to the Offer may not be consummated before the end of the one-month period, and, provided that the FCO has informed the parties about the initiation of an in-depth review within such period, before the end of the four-month period or its agreed-upon extension, unless the FCO has given its clearance to the transaction in writing before the end of such periods. There can be no assurance that the FCO will not investigate or oppose the proposed acquisition of inSilicon by Synopsys or that the FCO will not extend the waiting period. Synopsys and Phoenix will prepare and file a joint filing with the FCO. The parties also plan to file a pre-merger notification in Taiwan.

Other Filings

Synopsys and inSilicon each conduct operations in a number of foreign countries, and filings may have to be made with other foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings. If any such filings are determined to be required, the parties do not expect them to materially affect the timing of the consummation of the transaction.

Continued Role of the Special Committee

As indicated under “Reasons for the Special Committee’s Recommendation” in Item 4 above, the Merger Agreement provides that the members of the Special Committee shall be given delegated authority over the administration of the Merger Agreement for the period of time between the date on which Synopsys appoints delegates, if any, to the Board following the consummation of the Offer and the closing of the Merger.

The members of the Special Committee, E. Thomas Hart and Raymond J. Farnham, have consented to such designation. For information about these individuals, see Item 3 above and Annex A to this Statement.

Section 14(f) Information; Purchaser’s Designation of Persons to be Elected to the Board of Directors.

The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Synopsys of a majority of the members of the Board, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of inSilicon’s stockholders.

Other Information

Additional copies of this Statement, the Offer to Purchase, the Letter of Transmittal or other materials related to the Offer may be obtained from D.F. King & Co., Inc., the Information Agent for the Offer, at the address and phone number set forth on the back cover of the Offer to Purchase.

ITEM 9.    MATERIALS TO BE FILED AS EXHIBITS

The following exhibits are filed herewith:

Exhibit	Description

(a)(1)
Offer to Purchase, dated August 6, 2002 (incorporated by reference to Exhibit (a)(1) to Schedule TO filed by Ferrite Acquisition Corp. and Synopsys, Inc. with respect to the Offer on August 6, 2002 (“Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to Schedule TO).

(a)(3)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A).

(a)(4)	Special Letter of Transmittal (incorporated by reference to Exhibit (a)(3) to Schedule TO).

(a)(5)	Letter to holders of Common Stock of inSilicon Corporation, dated August 6, 2002.

(a)(6)	Letter to Shareholders of inSilicon Canada Ltd., a subsidiary of inSilicon Corporation, dated August 6, 2002.

(a)(7)	Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets, dated July 21, 2002 (incorporated by reference and attached hereto as Annex B).

(a)(8)
Press Release, dated July 23, 2002, regarding the proposed transaction between Synopsys, Inc. and inSilicon Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 24, 2002)*.

(e)(1)
Agreement and Plan of Merger among Synopsys, Inc., Ferrite Acquisition Corp. and inSilicon Corporation dated as of July 23, 2002 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 24, 2002)*.

(e)(2)
Tender and Voting Agreement, dated as of July 23, 2002, by and among Synopsys, Inc. and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on July 24, 2002)*.

(e)(3)
Form of Tender and Voting Agreement by and among Synopsys, Inc. and each director and executive officer of inSilicon Corporation (together with an introductory table showing the number of Shares beneficially owned by each such director and executive officer) (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company on July 23, 2002)*.

(e)(4)	Termination and Amendment to Intercompany Agreements Agreement, dated July 23, 2002, between Synopsys, Inc. and Phoenix Technologies Ltd.

(e)(5)
Form of Indemnification Agreement between inSilicon Corporation and each of its officers and directors (incorporated by reference to Exhibit 10.3 on Form 10-Q/A Amendment to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

(e)(6)
Restated Executive Officer Severance Agreement, dated April 1, 2002, between inSilicon Corporation and Barry A. Hoberman (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

(e)(7)
Executive Officer Severance Agreement, dated September 29, 2000, between inSilicon Corporation and Joseph E. Hustein (incorporated by reference to Exhibit 10.19 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

(e)(8)	Confidentiality Agreement, dated May 24, 2001, between Phoenix Technologies Ltd. and inSilicon Corporation.

(e)(9)
Contribution Agreement, dated as of November 30, 1999, between inSilicon Corporation and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Form S-1 Registration Statement filed by inSilicon Corporation on March 20, 2000 (the “Registration Statement”)).

Exhibit	Description

(e)(10)
Amended and Restated Initial Public Offering Agreement, dated as of March 15, 2000, by and between inSilicon Corporation and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.7 to the Registration Statement).

(e)(11)
Services and Cost-Sharing Agreement, dated as of November 30, 1999, by and between inSilicon Corporation and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.9 to the Registration Statement).

(e)(12)
Employee Matters Agreement, dated as of November 30, 1999, by and between inSilicon Corporation and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement).

(e)(13)	Tax-sharing Agreement, dated as of November 30, 1999, by and between inSilicon Corporation and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement).

(e)(14)
Registration Rights Agreement, dated as of November 30, 1999, by and between inSilicon Corporation and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.8 to the Registration Statement).

(e)(15)
Technology Distributor Agreement, dated as of November 30, 1999, by and between inSilicon Corporation and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.12 to the Registration Statement).

(e)(16)	Confidentiality Agreement, dated as of June 7, 2002, among inSilicon Corporation, Phoenix Technologies Ltd. and Synopsys, Inc. (incorporated by reference to Exhibit (d)(4) to Schedule TO).

(e)(17)
Exclusivity Letter, dated as of June 7, 2002, as amended on July 12, 2002, by and among inSilicon Corporation, Phoenix Technologies Ltd. and Synopsys, Inc. (incorporated by reference to Exhibit (d)(5) to Schedule TO).

(e)(18)	Notice to inSilicon Corporation stockholders in Ontario.

*	Previously filed on Schedule 14D-9 as a preliminary communication.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSILICON CORPORATION

Barry A. Hoberman President and Chief Executive Officer

ANNEX A

INSILICON CORPORATION
411 East Plumeria Drive
San Jose, California 95134
Phone: (408) 894-1900
Fax: (408) 570-1230
Web: http://www.inSilicon.com

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about August 6, 2002, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.001 par value per share (the “Shares”), of inSilicon Corporation, a Delaware corporation (“inSilicon” or the “Company”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9, which (including the Exhibits thereto) is incorporated by reference herein. This Information Statement is being provided in connection with the possible appointment of persons designated by Synopsys, Inc., a Delaware corporation (“Synopsys”), to at least a majority of the seats on the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of July 23, 2002 (the “Merger Agreement”), among Synopsys, Ferrite Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Synopsys, (“Purchaser”) and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the Merger Agreement, on August 6, 2002, Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares (the “Offer”). The Offer is scheduled to expire at midnight, New York City time, on September 3, 2002, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the “Merger”) and the Company shall become a wholly-owned subsidiary of Synopsys.

The information contained in this Information Statement concerning Synopsys, Purchaser and the designees of Synopsys on the Board has been furnished to the Company by Synopsys, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

General

The Shares are the only class of securities outstanding having the right to vote for the election of the Company’s directors. Each Share entitles its record holder to one vote. As of July 19, 2002, there were 15,196,923 Shares issued and outstanding.

The Company’s Board of Directors

If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Synopsys will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Synopsys, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors that equals the product of the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to this paragraph and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Synopsys, Purchaser and any of their respective affiliates, bears to the total number of Shares then issued and outstanding. If, and at such times as, requested by Synopsys, the Company will take all action necessary to cause each committee of the Board (other than the Special Committee) and the board of directors of each subsidiary of the Company to include persons designated by Synopsys constituting the same percentage of each such committee and the board of each subsidiary of the Company as Synopsys’ designees are of the Board. The Company shall, upon request, and at the election, of Synopsys, promptly increase the size of the Board or secure the resignations of such number of the incumbent directors as is necessary to enable Synopsys’ designees to be elected to the Board, and shall cause Synopsys’ designees to be so elected or appointed. Notwithstanding the foregoing, if Synopsys’ designees are appointed or elected to the Board, until the Effective Time, the members of the Special Committee shall remain members of the Board (“Continuing Directors”), provided, that if less than two Continuing Directors remain, the remaining Continuing Director (if any) or, if no Continuing Directors remain, the other directors, shall designate persons to fill the vacancies, which persons shall not be officers, employees or affiliates of Synopsys, Purchaser or the Company. Notwithstanding the foregoing, after the time that Synopsys’ designees constitute at least a majority of the Board and until the Effective Time, the approval of at least the majority of the Continuing Directors shall be required for: (i) the amendment or termination of the Merger Agreement on behalf of the Company, (ii) the waiver of any of the Company’s rights under the Merger Agreement, (iii) the extension of time for the performance or waiver of any of the obligations of Synopsys or Purchaser under the Merger Agreement, and (iv) making any other determination with respect to any action to be taken or not to be taken by the Company relating to the Offer and the Merger. See under “Additional Information—Continued Role of the Special Committee” in Item 8 of the Schedule 14D-9 for the identity of the prospective Continuing Directors.

Synopsys has advised the Company that its designees on the Board (the “Synopsys Designees”) will be the persons listed in Schedule I attached hereto, which has been furnished, together with the following information related thereto, by Synopsys and Purchaser. Schedule I also includes certain information with respect to each such person. Synopsys has advised the Company that each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. Synopsys has advised the Company that none of such persons currently is a director of, or holds any positions with, the Company. Synopsys and Purchaser have advised the Company that, to their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) other than with respect to transactions between Synopsys, Purchaser and the Company that have been described in the Schedule TO or the Statement.

Synopsys has advised the Company that, to the knowledge of Synopsys and Purchaser, none of the persons listed on Schedule I is an adverse party to the Company in any material legal proceedings or has a material interest that is adverse to the Company in any such proceedings. Synopsys has also advised the Company that, to the knowledge of Synopsys and Purchaser, none of the persons listed in Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

It is expected that the Synopsys Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer. Assuming the Minimum Condition has been satisfied and Purchaser has purchased under the Offer a majority of the outstanding Shares, which purchase cannot be earlier than midnight, New York City time, on September 4, 2002, upon taking office, the Synopsys Designees will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s executive officers and directors and their ages and positions are as follows:

Name	Age	Position(s)
Barry A. Hoberman	43	President and Chief Executive Officer
Joseph E. Hustein.	55	Vice President, General Counsel and Corporate Secretary
Albert E. Sisto	53	Chairman of the Board
E. Thomas Hart	60	Director (1)
Raymond J. Farnham.	55	Director (1)

(1)	Also member of the Audit Committee and Compensation Committee

Executive Officers

Barry A. Hoberman, a co-founder of inSilicon, has been President, Chief Executive Officer and a director since April 2002. Prior to appointment as President and Chief Executive Officer, Mr. Hoberman served as Executive Vice President and Chief Operating Officer since June 2001 and as inSilicon’s Executive Vice President and Chief Technical Officer since November 1999. Prior to November 1999, was Vice President of Phoenix’s Semiconductor IP Division from April 1999 to November 1999, and the Senior Director of the same division from May 1996 to March 1999. Prior to that, was Product Line Director at Advanced Micro Devices, a semiconductor manufacturer, from October 1987 to May 1996. Previously, held various roles in product management and development at Advanced Micro Devices and Monolithic Memories. Mr. Hoberman has been issued 13 U.S. patents and he received a B.S. in Electrical Engineering and a B.S. in Biology from the Massachusetts Institute of Technology, and has done graduate work in Electrical Engineering at Stanford University.

Joseph E. Hustein joined inSilicon as Vice President, General Counsel and Corporate Secretary in October 2000. Prior to joining inSilicon, Mr. Hustein was in private law practice from October 1999 to September 2000. Mr. Hustein was a founder and from April 1999 to October 1999, served as Vice President of Vivasmart.com. Prior to that, Mr. Hustein was Vice President of Business Development and General Counsel at GEC Plessey Semiconductors, Inc. from 1993 until 1998, and continued as Vice President and General Counsel of Mitel Semiconductor Inc. after its acquisition of GEC Plessey until January 1999. Prior experience includes private law practice at Fenwick & West in Palo Alto and engineering in the US Space Program. Mr. Hustein received a B.F.A. in Industrial Design from the University of Kansas, a B.S. in Electrical Engineering equivalency certificate through the US Air Force, an M.S. in Systems Management from the University of Southern California, and a J.D. in Law from the University of the Pacific.

Board of Directors

The members of the Board are divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2004; Class II, whose term will expire at the annual meeting of stockholders to be held in 2005; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I director is E. Thomas Hart. The Class II director is Raymond J. Farnham and the Class III directors are Albert E. Sisto and Barry A. Hoberman. At each annual meeting of stockholders, the successors to directors whose term expires will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in control of the Company. The Board currently consists of four members. The Company’s bylaws provide that the authorized number of directors may be changed by resolution of the Board.

Executive officers are elected by the Board annually. There are no family relationships among any of the Company’s directors, executive officers or key employees.

Class I Director whose term expires at the 2004 Annual Meeting of Shareholders:

E. Thomas Hart has been a Director since February 2000. Since 2001 Mr. Hart has been Chairman and since 1994 he has been President and Chief Executive Officer of QuickLogic Corporation (a developer of advanced field programmable gate array and embedded standard product semiconductors). From 1992 to 1994, Mr. Hart served as Vice President and General Manager of the Advanced Networks Division at National Semiconductor (a semiconductor manufacturing company).

Class II director whose term expires at the 2005 Annual Meeting of Stockholders:

Raymond J. Farnham has been a Director since February 2000. Since 1998, Mr. Farnham has been a Director of hi/fn, inc. (a designer and developer of semiconductor devices and software); from 1998 to 2000, Mr. Farnham served as Chairman of the Board of Directors, President and Chief Executive Officer of hi/fn, inc. From 1996 to 1998, Mr. Farnham served as Executive Vice President of Integrated Device Technology (a supplier of microprocessor, logic and memory integrated circuits); from 1995 to 1996, an independent consultant; from 1994 to 1995, President and Chief Executive Officer of OPTi (a fabless semiconductor company); and from 1991 to 1993, President of the Communication and Computing Group of National Semiconductor Corp. (a semiconductor manufacturing company).

Class III directors whose terms expire at the 2003 Annual Meeting of Stockholders:

Albert E. Sisto has been a Director since November 1999 and Chairman of the Board of Directors since December 1999. Mr. Sisto has served as Phoenix Technologies Ltd.’s President, Chief Executive Officer, and Chairman of the Board of Directors since June 1999. He was formerly Chief Operating Officer of RSA Security, Inc. from 1997 to 1999. He served as President, Chairman and CEO of DocuMagix from 1994 to 1997. From 1989 to 1994, Mr. Sisto was the President and CEO of PixelCraft, Inc. Mr. Sisto also serves as a director of hi/fn, inc. and of Centiv, Inc. (formerly Tekgraf, Inc.).

Barry A. Hoberman, a co-founder of inSilicon, has been President, Chief Executive Officer and a director since April 2002. Prior to appointment as President and Chief Executive Officer, Mr. Hoberman served as Executive Vice President and Chief Operating Officer since June 2001 and as inSilicon’s Executive Vice President and Chief Technical Officer since November 1999. Prior to November 1999, was Vice President of Phoenix’s Semiconductor IP Division from April 1999 to November 1999, and the Senior Director of the same division from May 1996 to March 1999. Prior to that, was Product Line Director at Advanced Micro Devices, a semiconductor manufacturer, from October 1987 to May 1996. Previously, held various roles in product management and development at Advanced Micro Devices and Monolithic Memories. Mr. Hoberman has been issued 13 U.S. patents and he received a B.S. in Electrical Engineering and a B.S. in Biology from the Massachusetts Institute of Technology, and has done graduate work in Electrical Engineering at Stanford University.

Board Committees and Meetings

During the fiscal year ended September 30, 2001 the Board of Directors held fourteen meetings and acted by unanimous written consent two times. The Board has an Audit Committee, a Compensation Committee and a

Special Committee. During the fiscal year ended September 30, 2001, all directors attended at least 75% of the aggregate of the meetings of the Board and of the committees on which they served, held during the period for which they were a director or committee member.

The Audit Committee of the Board (the “Audit Committee”) operates pursuant to a charter approved and adopted by the Board on April 17, 2000. A copy of the charter is attached to this Information Statement as Appendix A. The Audit Committee is composed of two directors: Messrs. Farnham and Hart. During the fiscal year ended September 30, 2001, John R. Harding, concurrent with his resignation as a director of the Company, resigned from the Audit Committee. It met four times during such fiscal year. All members of the Company’s Audit Committee are independent (as independence is defined in Rule 4200(a)(15) of the NASD listing standards).

The Compensation Committee currently consists of Messrs. Farnham and Hart. The Compensation Committee (i) reviews annually and approves the Company’s stated compensation strategy and determines the individual elements of total compensation for the Chief Executive Officer and for the other executive officers and key management, and communicates in the annual Compensation Committee Report to stockholders the specific relationship of corporate performance to executive compensation; (ii) approves, for submission to stockholders where appropriate, all new equity-related incentive plans, and administers the Company’s long-term incentive programs in a manner consistent with the terms of the plans; (iii) fixes the terms and awards of stock and other compensation elements for members of the Board in accordance with the rules in effect under Section 16 of the Securities Exchange Act of 1934; (iv) delegates to a committee of at least one director the power to grant equity-based awards to individuals who are not subject to Section 16 of the Securities Exchange Act of 1934 and who are not “covered individuals” under Section 162(m) of the IRS Code; and (v) reviews the Company’s salary increase budget and employee benefits programs and approves changes, subject where appropriate, to stockholder or Board approval.

The Compensation Committee is composed of two outside directors: Messrs. Farnham and Hart. During the fiscal year ended September 30, 2001, John R. Harding, concurrent with his resignation as a director of the Company, resigned from the Compensation Committee. It met two times during such fiscal year.

The Special Committee represents the interests of stockholders unaffiliated with Phoenix Technologies Ltd. in connection with possible transactions proposed by, or with the concurrence of, Phoenix. The Special Committee is composed of two outside directors: Messrs. Farnham and Hart. During the fiscal year ended September 30, 2001, John R. Harding, concurrent with his resignation as a director of the Company, resigned from the Special Committee. It met thirteen times during such fiscal year.

Report of the Audit Committee

The following report of the Audit Committee is reproduced in its entirety from inSilicon’s Proxy Statement dated January 22, 2002, and such report was rendered as of such date. As the Company’s fiscal year will not end until September 30, 2002, the annual audit has not commenced and the fiscal year 2002 audited financial statements have not been prepared.

Notwithstanding anything to the contrary set forth in any of the Company’s previous or future filings under the Securities Act or the Exchange Act that might incorporate this Information Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Audit Committee, on behalf of the Board, oversees the Company’s financial reporting process. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the audited consolidated financial statements and the footnotes thereto in the Company’s Fiscal Year 2001 Annual Report to Stockholders and discussed with management the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the consolidated financial statements.

The Company’s independent auditors are responsible for expressing an opinion on the conformity of the Company’s audited consolidated financial statements to generally accepted accounting principles. The Audit Committee reviewed and discussed with the independent auditors their judgments as to both the quality and the acceptability of the Company’s accounting principles and such other matters as are required to be discussed by the Audit Committee with the Company’s independent auditors under Statement of Auditing Standards No. 61 (Communication with Audit Committees) and Statement of Auditing Standards No. 90 (Audit Committee Communications).

The Audit Committee has reviewed the written disclosures from the Company’s independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditors independence from management and the Company.

The Audit Committee discussed with the Company’s internal staff and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal staff and independent auditors to discuss the results of their examinations, their evaluations of the Company’s internal controls and the overall quality of the Company’s financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2001, to be filed with the SEC. The Audit Committee also recommended to the Board of Directors the selection of Ernst & Young LLP to serve as the Company’s independent auditors for Fiscal Year 2002.

During the fiscal year ended September 30, 2001, the Company retained its independent auditors, Ernst & Young LLP, to provide services in the following categories, for which Ernst & Young earned the amounts set forth below:

Audit Fees

The aggregate fees billed for professional services rendered by Ernst & Young LLP for the audit of the Company’s annual consolidated financial statements for the fiscal year ended September 30, 2001 and the reviews of the financial statements included in the Company’s Forms 10-Q and 10-K for that fiscal year, were approximately $152,500.

Financial Information Systems Design and Implementation Fees

Ernst & Young LLP did not perform, and there were no fees billed by Ernst & Young LLP for, information technology services rendered by Ernst & Young LLP for the fiscal year ended September 30, 2001.

All Other Fees

The aggregate fees billed for services rendered by Ernst & Young LLP, other than the services covered in Audit Fees and Financial Information Systems Design and Implementation Fees above, for the fiscal year ended September 30, 2001, were approximately $76,453. The fees related primarily to accounting consultation and income tax advisory services.

The Audit Committee has considered whether the provision of the non-audit services is compatible with maintaining the independent auditors independence, and has advised the Company that, in its opinion, the activities performed by Ernst & Young on the Company’s behalf are compatible with maintaining the independence of such auditors.

Submitted by:
Raymond J. Farnham
E. Thomas Hart

Director Compensation

Each non-employee director of the Company receives $1,000 per regularly scheduled board meeting, $500 per special board meeting, and $500 per committee meeting. In the fiscal year ended September 30, 2001, the total compensation paid to non-employee directors was $45,612.50, which includes $2,112.50 in consulting fees paid to Raymond J. Farnham. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy.

Each non-employee director of the Company also receives stock option grants under the 2000 Stock Plan (the “Stock Plan”). The Stock Plan provides for grants to each non-employee director of options to purchase 20,000 Shares upon appointment as a director, and additional annual grants of 7,500 Shares annually thereafter. Members of the audit and compensation committees also receive grants of an additional 5,000 Shares upon appointment to each committee. These options vest quarterly over a period of four years at the rate of 6.25% per quarter.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table shows, for the fiscal years ended September 30, 1999, 2000 and 2001, compensation awarded or paid to, or earned by, the Company’s Chief Executive Officer, its other four most highly compensated executive officers and one individual for whom disclosure would have been provided but for the fact that such individual was not an officer at September 30, 2001 (the “Named Executive Officers”):

SUMMARY COMPENSATION TABLE

	Year				Long-Term Compensation
		Annual Compensation			Awards
Name and Principal Position		Salary ($)		Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)(1)
Wayne C. Cantwell (2) Former President and Chief Executive Officer	2001 2000	250,000 200,000		31,250 100,625	120,000 205,009	3,000 3,000

Barry A. Hoberman (3) Chief Operating Officer	2001 2000	187,451 173,250		28,438 53,759	125,000 30,220	3,000 3,000

Joseph E. Hustein Vice President, General Counsel and Corporate Secretary	2001	165,000		18,578	93,126	5,661

Bryan J. LeBlanc (4) Former Vice President and Chief Financial Officer	2001	92,500	(5)	0	185,000	25,667	(6)

Mathew Raggett (7) Former Vice President, World Wide Sales	2001	292,967	(8)	3,782	30,000	3,000

Robert C. Nalesnik (9) Former Vice President, Marketing	2001 2000	103,839 160,000		14,249 38,022	27,000 10,000	36,252 61,000	(10) (11)

(1)	Includes Company contributions to 401(k) plan.
(2)	Mr. Cantwell ceased to be President and Chief Executive Officer on February 8, 2002.
(3)	Mr. Hoberman was named President and Chief Executive Officer on April 1, 2002.

(4)	Mr. LeBlanc ceased to be Vice President and Chief Financial Officer on May 24, 2002.
(5)	Mr. LeBlanc joined the Company in March 2001. His annual salary is $185,000.
(6)	Mr. LeBlanc was paid a sign-on bonus of $25,677.
(7)	Mr. Raggett ceased to be Vice President, World Wide Sales on September 29, 2001.
(8)	Includes $127,697 in sales commissions.
(9)	Mr. Nalesnik ceased to be Vice President, Marketing on May 1, 2001.
(10)	Includes $33,833 retention bonus.
(11)	Includes $58,000 retention bonus.

Option Grants During Fiscal 2001

The Company grants options to its executive officers under the Stock Plan. As of July 19, 2002, options to purchase a total of 4,142,957 Shares were outstanding under the 1999 Stock Option Plan and the Stock Plan and options to purchase 895,736 Shares remained available for grant thereunder. Each non-employee director of the Company also receives stock option grants under the Stock Plan.

The following tables show for the fiscal year ended September 30, 2001, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Wayne C. Cantwell (former executive)	120,000	4.7	6.7500	12/04/10	509,405	1,290,931
Barry A. Hoberman	75,000 50,000	3.0 2.0	3.4000 6.7500	06/01/11 12/04/10	160,368 212,252	406,404 537,888
Joseph E. Hustein	10,000 80,000 3,126	0.4 3.2 0.1	2.5000 10.4375 6.7500	04/09/11 10/06/10 12/04/10	15,722 525,127 13,269	39,844 1,330,775 33,629
Bryan J. LeBlanc (former executive)	185,000	7.3	4.1250	03/12/11	479,925	1,216,225
Mathew Raggett (former executive)	30,000	1.2	6.7500	12/04/10	127,351	322,733
Robert C. Nalesnik (former executive)	27,000	1.1	6.7500	12/04/10	114,616	290,460

(1)	Based on an aggregate of 2,534,296 Shares subject to options granted to employees in the fiscal year ended September 30, 2001.
(2)
The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent the Company’s estimate or projection of the future Common Stock price. There can be no assurance that any of the values reflected in the table will be achieved. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent upon a number of factors, including the future performance of the Common Stock, overall market conditions and the timing of option exercises, if any.

Option Exercises in 2001 and Year-End Value

The following table provides the specified information concerning exercises of options to purchase Shares in the fiscal year ended September 30, 2001, and unexercised options held as of September 30, 2001, by Named Executive Officers.

Aggregate Option Exercises In Last Fiscal Year And Fiscal Year-End Values

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)	Value of Unexercised In-the-Money Options at FY-End ($)
Name			Exercisable/ Unexercisable(1)	Exercisable/ Unexercisable(2)
Wayne C. Cantwell (former executive)	0	0	276,720/245,169	0/0
Barry A. Hoberman	0	0	165,650/154,350	0/0
Joseph E. Hustein	0	0	16,212/76,914	0/0
Bryan J. LeBlanc (former executive)	0	0	23,126/161,874	0/0
Mathew Raggett (former executive)	0	0	80,208/0	0/0
Robert C. Nalesnik (former executive)	19,480	$39,378.82	0/0	0/0

(1)	Reflects Shares vested and unvested at September 30, 2001.
(2)	Calculated based upon the $2.03 closing price of inSilicon’s common stock on September 28, 2001, the final day of trading of the fiscal year.

Compensation Committee Interlocks and Insider Participation

As noted above, the Company’s compensation committee consists of Messrs. Farnham and Hart. Mr. Hart is an executive officer of QuickLogic Corporation. During the fiscal year ended September 30, 2001, the Company was party to a software license agreement with QuickLogic Corporation. During such fiscal year, the Company earned revenues of $552,000 pursuant to the agreement.

Messrs. Farnham and Sisto (directors of the Company), serve as directors of hi/fn, inc. In addition, Mr. Farnham served as President and Chief Executive Officer of hi/fn, inc. from 1998 to 2000. During the fiscal year ended September 30, 2001, the Company was party to a software license agreement with hi/fn, inc. During such fiscal year, the Company earned revenues of $18,000 pursuant to the agreement.

Mr. Sisto is an executive officer and Chairman of the Board of Directors at Phoenix. The Company has several agreements with Phoenix described in “Certain Relationships and Related Transactions” below.

Mr. Harding, a former director of the Company, is an executive officer at eSilicon. In December 2000, the Company purchased a minority interest of $500,000 in eSilicon. During the fiscal year ended September 30, 2001, the Company recognized a loss on the write-down of this investment of $464,000 due to permanent impairment.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”) requires the Company’s directors and executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended September 30, 2001, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with; except that annual statements of beneficial ownership of securities were filed late by Messrs. Farnham and Harding, and an initial report of beneficial ownership was filed late by Mr. LeBlanc.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The following report of the Audit Committee is reproduced in its entirety from inSilicon’s Proxy Statement dated January 22, 2002, and such report was rendered as of such date.

Notwithstanding anything to the contrary set forth in any of the Company’s previous or future filings under the Securities Act or the Exchange Act that might incorporate this Information Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Board of Directors of the Company has delegated to the Compensation Committee of the Board of Directors (the “Committee”) the authority to establish and administer the Company’s compensation programs. The Committee is comprised of Raymond J. Farnham and E. Thomas Hart, two independent directors. The Committee is responsible for: (i) determining the most effective total executive compensation strategy, based upon the business needs of the Company and consistent with stockholders’ interests; (ii) administering the Company’s executive compensation plans, programs and policies; (iii) monitoring corporate performance and its relationship to compensation of executive officers; and (iv) making appropriate recommendations concerning matters of executive compensation.

Compensation Philosophy

inSilicon’s philosophy in setting its compensation policies for executive officers is to maximize stockholder value over time. The Compensation Committee sets inSilicon’s compensation policies applicable to the executive officers, including the Chief Executive Officer, and evaluates the performance of such officers. The Committee strongly believes that executive compensation should be directly linked to continuous improvements in individual and corporate performance and increases in stockholder value. The programs adopted by the Compensation Committee are designed to: provide a competitive total compensation package that enables inSilicon to attract and retain key executive talent; align all pay programs with inSilicon’s annual and long-term business strategies and objectives; and provide variable compensation opportunities that are directly linked to the performance of inSilicon and that link executive reward to stockholder return.

The Company considers the following key criteria when determining executive compensation: the Company’s financial performance; the individual’s performance, including the promotion and the maintenance of the Company’s corporate values; and the compensation packages of executive officers in similar positions in companies of comparable size, geographic region or industry.

The Committee believes that it is in the best interests of stockholders for inSilicon’s executive officers (as well as for the members of the Board of Directors and certain other individuals) to emphasize longer-term compensation incentives for executives as it believes that these longer-term incentives help motivate the executives to better achieve inSilicon’s corporate performance goals, thereby more directly contributing to stockholder value. These incentives include programs designed to encourage ownership of inSilicon stock.

Components of Executive Compensation

The Committee intends to provide compensation programs for its executive officers, including the Chief Executive Officer, that are competitive within the industry. The Compensation Committee focuses primarily on the following components in forming the total compensation package for its executive officers: base salary, incentive bonuses, and long-term incentives.

Base Salary:    The Committee, together with the Board of Directors, subjectively evaluates the experience and level of performance of each executive officer and reviews relevant market data in order to determine appropriate base pay levels.

Incentive Bonuses:    During the fiscal year ended September 30, 2001, the executive officers of inSilicon were eligible for quarterly and/or annual cash incentive bonuses. The bonus targets for each executive officer were determined based upon the individual’s position and experience, and relevant market data. The bonus amounts earned were contingent upon the performance of the individual or the Company as measured by qualitative or quantitative factors. Such quantitative factors included the achievement of defined objectives related to departmental goals, Company revenue and Company earnings per share.

Long-Term Incentives:    The Committee provides inSilicon’s executive officers with long-term incentive awards, the most significant of which includes the granting of stock options. The Committee believes that stock options provide inSilicon’s executive officers with the opportunity to share in the appreciation of the value of the stock, and that stock options therefore motivate an executive to maximize long-term stockholder value. The options utilize vesting periods in order to encourage key employees to continue to be employed by inSilicon.

The Committee is responsible for determining who should receive stock option grants, when the grants should be made, the exercise price per share and the number of shares to be granted. The number of shares granted to each executive officer, including the Chief Executive Officer, is based upon individual or corporate performance as determined by the Committee. The stock options generally vest over a four-year period, although a portion of the vesting of certain grants may be accelerated upon the achievement of measurable performance criteria established as of the date of grant.

Compensation of Chief Executive Officer During the Fiscal Year Ended September 30, 2001

Wayne C. Cantwell has served as the Company’s President and Chief Executive Officer since November 1999. His base salary for the fiscal year ended September 30, 2001 was $250,000, and he was awarded a bonus of $31,250 during the year.

Compensation for the Chief Executive Officer during the fiscal year ended September 30, 2001 was determined using criteria and methodologies similar to that discussed above for executive officers in general. The Compensation Committee reviewed and considered relevant compensation data for Chief Executive Officers of companies of comparable size within the semiconductor and software industries in determining Mr. Cantwell’s compensation during the fiscal year ended September 30, 2001.

Summary

The Compensation Committee believes that its executive compensation philosophy and practices serve the best interests of inSilicon and inSilicon’s stockholders.

Submitted by:
Raymond J. Farnham and E. Thomas Hart

STOCK PERFORMANCE GRAPH

The following graph shows the total stockholder return of an investment of $100 in cash on March 22, 2000 (the date of the Company’s initial public offering of Common Stock) for (i) the Company’s Common Stock, (ii) the Nasdaq Stock Market Index and (iii) the JP Morgan H&Q Technology Index. All values assume reinvestment of the full amount of all dividends and are calculated as of the end of each quarter.

Comparison of Cumulative Total Return from March 22, 2000 through September 30, 2001.
Measurement Period (Fiscal Year Ending September 30, 2001)	inSilicon Corporation	JP Morgan H&Q Technology Index	Nasdaq Stock Market (U.S.) Index
3/22/00	100.00	100.00	100.00
3/31/00	131.78	90.01	94.10
6/30/00	130.21	80.84	81.82
9/30/00	120.83	79.37	75.29
12/29/00	51.04	51.58	50.41
3/30/01	27.61	36.07	37.63
6/29/01	37.83	40.21	44.35
9/30/01	16.92	26.34	30.77

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company’s Common Stock as of June 30, 2002 by: (i) each director and nominee for director; (ii) each of the Named Executive Officers; (iii) all current executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total
Phoenix 411 E. Plumeria Drive San Jose, CA 95134	10,450,010	68.7%
Raymond J. Farnham(2)	18,313	*
E. Thomas Hart(3)	15,313	*
Albert E. Sisto(4)	15,313	*
Barry A. Hoberman(5)	355,455	2.3%
Joseph E. Hustein(6)	50,213	*
Wayne C. Cantwell (7)	407,029	2.6%
Bryan J. Leblanc (8)	49,064	*
Robert C. Nalesnik (9)	41,200	*
Matthew Raggett (10)	8,242	*
All inSilicon directors and executive officers as a group (5 persons)(11)	454,607	2.9%

*	Less than one percent.
(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the Shares indicated as beneficially owned. Applicable percentages are based on 15, 196,923 Shares outstanding on June 30, 2002, adjusted as required by rules promulgated by the SEC.

(2)	Includes 15,313 Shares subject to options exercisable within 60 days and 3,000 Shares owned jointly by Mr. Farnham and his spouse.
(3)	Includes 15,313 Shares subject to options exercisable within 60 days.
(4)	Includes 15,313 Shares subject to options exercisable within 60 days.
(5)	Includes 355,455 Shares subject to options exercisable within 60 days.
(6)	Includes 44,299 Shares subject to options exercisable within 60 days.
(7)	Includes 407,029 Shares subject to options exercisable within 60 days.
(8)	Includes 49,064 Shares subject to options exercisable within 60 days.
(9)	Includes no Shares subject to options exercisable within 60 days.
(10)	Includes no Shares subject to options exercisable within 60 days.
(11)	Includes 445,693 Shares subject to options exercisable within 60 days. See footnotes (2), (3), (4), (7) and (9) to the Summary Compensation table above.

Merger Agreement

On July 23, 2002, the Company entered into the Merger Agreement, pursuant to which: (i) Purchaser is making the Offer; and (ii) following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Synopsys.

Tender Agreements

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Allocation of Consideration to Phoenix

The discussion set forth in Item 3. “Past Contracts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Allocation of Consideration among Executive Officers and Directors

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Employment Agreements and Severance Arrangements with Executive Officers and Directors

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Stock Option Plans

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Termination Agreement

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Agreements between Phoenix and inSilicon

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

APPENDIX A

INSILICON

CHARTER OF THE AUDIT COMMITTEE OF THE

BOARD OF DIRECTORS

Purpose

The purpose of the Audit Committee established by this charter will be to oversee the corporate financial reporting process and the internal and external audits of inSilicon (the “Company”). The Audit Committee will undertake those specific duties, responsibilities and processes listed below, and such other duties as the Board of Directors (the “Board”) from time to time may prescribe. In fulfilling this role, the Audit Committee will ensure that there is effective communication among the Board, management and outside auditors. In this way, it will help the Board fulfill its oversight responsibility to the stockholders and the investment community relating to the Company’s financial statements and financial reporting process.

Charter Review

The Audit Committee will review and reassess the adequacy of this charter at least once a year. This review is initially intended to be conducted at the first Audit Committee meeting following the Company’s annual meeting of stockholders, but may be conducted at any time the Audit Committee desires to do so. In addition, to the extent and in the manner that the Company is legally required to do by the rules of the Securities and Exchange Commission (the “SEC”), the Company will publicly file this charter (as then constituted).

Membership

The Audit Committee will be comprised of at least three members of the Board. The members will be appointed by and serve at the pleasure of the Board. The members of the Audit Committee will not be officers or employees of the Company. Each member of the Audit Committee will be an “independent director,” as defined by and to the extent required by the rules of the National Association of Securities Dealers, Inc. (“NASD”).

Each member of the Audit Committee also must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement, or must become able to do so within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Responsibilities

The responsibilities of the Audit Committee include:

1.	Recommending outside auditors for approval by the Board and, if necessary, the termination of the outside auditors presently engaged;

2.	Reviewing the plan for the audit and related services at least annually;

3.
Reviewing audit results and annual and interim financial statements and discussing the audited financial statements with both the Company’s outside auditors and the Company’s management prior to any public filing of those reports;

4.	Reviewing any significant disputes between management and the outside auditors that arise in connection with the preparation of the audited financial statements;

5.	Reviewing major issues regarding accounting principles and practices that could significantly impact the Company’s financial statements;

6.
Discussing with the Company’s outside auditors the quality of accounting principles applied in the Company’s financial statements and the other matters required by SAS 61 (including amendments or supplements), such as management judgments and accounting estimates that affect financial statements, significant new accounting policies and disagreements with management;

7.
Ensuring the receipt of, and reviewing, a formal written statement from the Company’s outside auditors delineating all relationships between the outside auditor and the Company, consistent with Independence Standards Board Standard 1;

8.
Reviewing and actively discussing with the Company’s outside auditors the auditor’s independence, including any disclosed relationship or service that may impact the objectivity and independence of the outside auditor;

9.	Taking, or recommending that the Board take, appropriate action to oversee the independence of the outside auditor;

10.	Overseeing the adequacy of the Company’s system of internal accounting controls, including obtaining from the outside auditors management letters or summaries on such internal accounting controls;

11.	Overseeing the Company’s procedures for preparing published annual statements and management commentaries;

12.	Overseeing the effectiveness of the internal audit function;

13.	Overseeing the Company’s compliance with SEC requirements for disclosure of auditor’s services and Audit Committee members and activities; and

14.	Ensuring that the Company make any appropriate certifications required by the NASD.

In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board delegates to it.

Finally, the Audit Committee will ensure that the outside auditors understand both (i) their ultimate accountability to the Board and to the Audit Committee, as representatives of the Company’s stockholders, and (ii) the Board’s and the Audit Committee’s ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Company’s outside auditors (or to nominate the outside auditor to be proposed for stockholder approval in any proxy statement).

Meetings

The Audit Committee will meet separately with the President and Chief Executive Officer and separately with the Chief Financial Officer of the Company at least quarterly to review the financial affairs of the Company. The Audit Committee will meet with the Company’s outside auditors upon the completion of the annual audit (which meeting may be held without the presence of management), and at such other times as it deems appropriate, to review the outside auditors’ examination and management report.

Reports

The Audit Committee will to the extent deemed appropriate record its summaries of recommendations to the Board in written form that will be incorporated as a part of the minutes of the Board. To the extent required, the Audit Committee also will prepare and sign a report for inclusion in the Company’s proxy statement for its annual meeting of stockholders.

SCHEDULE I

As of the date of this Information Statement, Synopsys has advised the Company that it has not determined who will be the Synopsys Designees. However, Synopsys has advised the Company that the Synopsys Designees will be selected from the following list of directors and officers of Synopsys or its affiliates. The information contained herein concerning Synopsys and its directors and executive officers and those of its affiliates has been furnished by Synopsys and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. To the knowledge of Synopsys and Purchaser, none of the persons listed below owns any Shares or has engaged in transactions with respect to Shares during the past 60 days. To the knowledge of Synopsys and Purchaser, during the last five years none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officers of the Company, or (iii) based on information provided to the Company by Synopsys (which is to the best of Synopsys’ knowledge), beneficially owns any securities (or any right to acquire securities) of the Company. The Company has been advised by Synopsys that, to the knowledge of Synopsys and Purchaser, none of the potential Synopsys Designees listed below have been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

SYNOPSYS DESIGNEES

Synopsys has advised the Company that the following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each of the potential Synopsys Designees. Unless otherwise indicated, the current business address of each person is 700 East Middlefield Road, Mountain View, California, 94043. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to employment with Synopsys.

Designees include:

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Aart J. de Geus	48
Dr. Aart J. de Geus co-founded Synopsys and currently serves as Chief Executive Officer and Chairman of the Board of Directors. Since the inception of Synopsys in December 1986, he has held a variety of positions including Senior Vice President of Engineering and Senior Vice President of Marketing. From 1986 to 1992, Dr. de Geus served as Chairman of the Board. He served as President from 1992 to 1998. Dr. de Geus has served as Chief Executive Officer since January 1994 and has held the additional title of Chairman of the Board since February 1998. He has served as a Director since 1986. From 1982 to 1986, Dr. de Geus was employed by General Electric Corporation, where he was the Manager of the Advanced Computer-Aided Engineering Group. Dr. de Geus holds an M.S.E.E. from the Swiss Federal Institute of Technology in Lausanne, Switzerland and a Ph.D. in electrical engineering from Southern Methodist University.

Robert B. Henske	41
Robert B. “Brad” Henske joined Synopsys in May 2000 and currently serves as Senior Vice President and Chief Financial Officer. Mr. Henske joined Synopsys from Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm where he was a partner from January 1997 to April 2000. Additionally, Mr. Henske was Executive Vice President and Chief Financial Officer, and a member of the board of directors of American Savings Bank, F.A., a Bass portfolio company, from January 1996 to December 1996. Prior to that, he was a business strategy and financial consultant for Bain & Company from September 1988 to December 1995, where he last held the position of Vice President. Mr. Henske received an MBA in finance and strategic management from The Wharton School, University of Pennsylvania. He has served on the board of directors for several companies, including Grove Worldwide, L.L.C., Williams Scotsman, Inc., Reliant Building Products, Inc. and American Savings Bank, F.A.

Steven K. Shevick	45
Steven K. Shevick joined Synopsys in July 1995 and currently serves as Vice President, Investor Relations and Legal, General Counsel and Corporate Secretary. From July 1995 to March 1998 he served as Deputy General Counsel and Assistant Corporate Secretary. In March 1998 he was appointed Vice President, Legal and General Counsel. In October 1999, Mr. Shevick gained the additional title of Vice President of Investor Relations and was appointed Corporate Secretary. Prior to joining Synopsys, Mr. Shevick was a lawyer in the New York, Hong Kong and Washington, D.C. offices of Cleary, Gottlieb, Steen & Hamilton, where his practice focused on international securities transactions, mergers and acquisitions and technology licensing. Mr. Shevick holds an A.B. from Harvard College and a J.D. from Georgetown University Law Center.

ANNEX B

July 21, 2002

The Special Committee of the Board of Directors
inSilicon Corporation
411 East Plumeria Drive
San Jose, CA 95134

The Board of Directors of inSilicon Corporation
411 East Plumeria Drive
San Jose, CA 95134

Members of the Special Committee and the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock (“Company Common Stock”) of inSilicon Corporation, a Delaware corporation (the “Company”), other than Phoenix Technologies Ltd. (“Phoenix”), of the cash consideration to be received by holders of Company Common Stock under the terms set forth in the proposed Agreement and Plan of Merger (the “Agreement”), by and among Synopsys, Inc., a Delaware corporation (“Parent”), inSilicon Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides for the commencement by Merger Sub of a tender offer (the “Offer”) to acquire all of the outstanding shares of Company Common Stock at a price of $4.05 per share, net to the holder thereof in cash (the “Offer Price”), and the subsequent merger (the “Merger”) of Merger Sub with and into the Company in which the remaining shares of Company Common Stock will be cancelled and converted into the right to receive cash consideration equal to the Offer Price. The Offer and Merger are collectively referred to as the “Transaction.” Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

RBC Dain Rauscher Inc. (“RBC”), a member company of RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with a possible transaction involving the Company, and have received an ongoing advisory fee for our services. A portion of this ongoing advisory fee is creditable against an additional fee that we will receive for our services upon the consummation of the Transaction or a similar transaction involving the Company. We will also receive a fee for providing this opinion. The opinion fee is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company, Phoenix and Parent and receive customary compensation in connection therewith, and may also actively trade securities of the Company, Phoenix and Parent for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities. Wessels, Arnold & Henderson, LLC, a predecessor firm of RBC, acted as an underwriter on Parent’s initial public offering in 1992.

In connection with our review of the Transaction, and in connection with the preparation of our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Agreement dated July 21, 2002 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made

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Special Committee of the Board of Directors of inSilicon Corporation
July 21, 2002

available to us from published sources and from the internal records of the Company; (iii) we conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) we received and reviewed financial forecasts prepared by the Company’s management on the potential future performance of the Company on a stand alone basis and compared such forecasts with publicly available institutional investment research estimates; and (v) we reviewed the reported prices and trading activity for Company Common Stock.

In arriving at our opinion, we performed the following analyses in addition to the review and inquiries referred to in the preceding paragraph: (i) we compared the premium implied by the Offer Price with recent trading prices of Company Common Stock and with premiums paid in selected precedent transactions, (ii) we compared selected market valuation metrics of the Company and other comparable publicly-traded companies with the Offer Price; and (iii) we compared selected financial metrics, to the extent publicly available, of selected precedent transactions with the Offer Price. The Company did not provide us with long term forecasted financial information and, as a result of the limited forecast, we did not employ a discounted cash flow analysis.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating, and other information provided to us by the Company (including, without limitation, the financial statements and related notes thereto of the Company), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the financial forecasts of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We express no opinion as to those financial forecasts or the assumptions on which they were based.

We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of the Company, and we have not been furnished with any such valuations or appraisals. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims. Our opinion relates to the Company as a going concern and, accordingly, we express no opinion regarding its liquidation value.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or affirm this opinion. We have assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and the Board of Directors of the Company in connection with their consideration of the Transaction and do not constitute a recommendation to any stockholder of the Company regarding whether such stockholder should tender shares of Company Common Stock in the Offer or as to how such stockholder should vote with respect to the Merger. This opinion shall not be otherwise published or used, nor shall any public references to us be made, without our prior written consent. However, notwithstanding the foregoing, we consent to inclusion of this opinion in the Schedule TO and Schedule 14D-9 relating to the Offer and the proxy statement (if any) relating to the Merger, in accordance with the terms of our engagement with the Special Committee.

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Special Committee of the Board of Directors of inSilicon Corporation
July 21, 2002

Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage.

Our opinion addresses solely the fairness of the Offer Price, from a financial point of view, to the holders of Company Common Stock, other than Phoenix. Our opinion does not in any way address other terms or arrangements relating to the Transaction, including, without limitation, the financial or other terms of any tender agreement or the treatment of the Company Exchangeable Preferred Stock. We are not expressing any opinion herein as to the prices at which Company Common Stock has traded or may trade following the announcement of the Transaction.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price proposed to be paid in the Transaction to the holders of Company Common Stock is fair, from a financial point of view, to the holders of Company Common Stock, provided, however, that we render no opinion as to the fairness, from a financial point of view, of the Offer Price to Phoenix.

Very truly yours,

RBC DAIN RAUSCHER INC.

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